UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 4, 2009

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                  No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                  No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated November 4, 2009.

•	Interim Report to Shareholders for the nine months ended September 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)
Date:	November 4, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE

ENBRIDGE REPORTS RECORD EARNINGS; RAISES GUIDANCE

HIGHLIGHTS

•	Third quarter adjusted earnings increased 78% to $152 million
•	Third quarter earnings increased 105% to $304 million
•	Nine month adjusted earnings increased 30% to $616 million, or $1.70 per common share
•	Nine month earnings increased 19% to $1,255 million, or $3.45 per common share
•	Enbridge selected to build ultra deep water Gulf of Mexico pipeline projects totaling US$750 million
•	Enbridge extends renewable portfolio with 20 megawatt solar project in Ontario

CALGARY, ALBERTA, NOVEMBER 4, 2009 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) “Enbridge’s nine month performance continues to reflect strong operational performance across our liquids pipelines and natural gas businesses,” said Patrick D. Daniel, President and Chief Executive Officer. “Given this performance and our outlook, we are revising our guidance range for the full year to $2.30 to $2.36 adjusted earnings per share, which will represent an increase of more than 20% over last year.”

In July and early October, Enbridge announced two new ultra deep water pipeline projects in the Gulf of Mexico, further advancing the Company’s growth objectives in its natural gas and crude oil pipeline systems.

“The Walker Ridge Gas Gathering System and the Big Foot Oil Pipeline confirm Enbridge’s strong competitive position in the Gulf of Mexico and, in particular, our expertise in constructing and operating pipeline infrastructure in ultra deep water,” said Mr. Daniel. “Notably, these two projects, which represent an investment of approximately US$0.8 billion, also highlight how Enbridge is enhancing the risk-return profile of our offshore assets to align more closely to our crude oil pipeline system. Enbridge currently moves 50% of offshore deep water gas production through our systems in the Gulf and we’re well positioned for further expansion.”

“Elsewhere, on the natural gas side, the growth opportunities for Enbridge are also favourable. Our existing asset base, which is adjacent to shale gas plays in Texas and Louisiana and the emerging shale plays in northeastern B.C. and the Bakken Formation in Saskatchewan and North Dakota, gives us very strong competitive positioning.”

“In our liquids pipelines business, we’re encouraged by increasing signs of renewed activity in the oil sands as commodity prices recover,” continued Mr. Daniel. “Enbridge is the largest operator of regional crude oil pipelines serving the oil sands and we have the ability to offer producers the widest range of flexible, timely and scalable transportation solutions to meet their near and longer-term needs. We see significant growth opportunities in the oil sands both in regional pipeline infrastructure and in extending access to new markets for Canadian crude oil and further improving netbacks for our customers.”

In October, Enbridge announced a step forward in its green energy strategy with the 20-megawatt Sarnia Solar Project, located in Ontario.

“The Sarnia Solar Project will be a key component of Enbridge’s strategy to invest in renewable and alternative energy sources that complement our core operations and provide environmental benefits compared with traditional power generation. At the same time, this project has risk and return characteristics that are fully consistent with Enbridge’s low-risk business model, and is very similar to our crude oil pipeline business,” said Mr. Daniel. “We plan to continue to develop further renewable energy investments which have similar risk and return characteristics, including potential additional investments in Ontario.”

Within sponsored investments, Enbridge Income Fund (EIF) announced a proposed corporate restructuring on November 2, 2009. “Enbridge has advised that it is not considering acquiring the public’s interest in EIF. The Company believes the proposed restructuring will preserve value for unitholders and permit EIF to continue to prosper, access additional capital and increase distributions on the strength of its excellent organic growth opportunities”, commented Mr. Daniel.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	1

“Looking ahead, we have more than $12 billion of commercially secured projects and have identified another $30 billion of organic growth opportunities. We will remain focused on effective capital management and discipline in evaluating projects so as to continue delivering on our unique investor value proposition of growth and income, supported by a low risk business model.”

THIRD QUARTER 2009 PROJECT HIGHLIGHTS

For more information on Enbridge’s growth projects, please see the Recent Developments section of the Management’s Discussion and Analysis.

•

On November 2, 2009, Enbridge, as administrator of EIF, recommended to EIF’s Board of Trustees a proposed restructuring of EIF to take effect prior to the January 1, 2011 SIFT tax. Following the proposed restructuring, EIF would cease to be a SIFT and would not be subject to the SIFT tax. The proposed restructuring would involve the exchange by public unitholders of their trust units, which collectively represent a 28% economic interest in EIF, for shares of a taxable Canadian corporation to be called Enbridge Income Fund Holdings Inc., plus a small amount of cash. The Company would maintain its overall 72% economic interest in EIF. A committee of independent Trustees of EIF, assisted by independent legal and financial advisors, has been established to review the administrator’s recommendation in light of potential alternatives and provide its recommendations to public unitholders. The restructuring would be subject to approval by unitholders at the EIF annual meeting in May 2010.

•

On October 5, 2009, the Company entered into a Letter of Intent (LOI) with Chevron USA, Inc., Statoil Gulf of Mexico LLC and Marubeni Oil & Gas (USA) Inc. to construct and operate an oil pipeline from the proposed Big Foot ultra deepwater development in the Gulf of Mexico. This announcement followed the signing, in July 2009, of an LOI with Chevron USA, Inc. to construct the Walker Ridge Gas Gathering System (WRGGS), which will provide natural gas gathering services for the proposed Chevron-operated Jack, St. Malo and Big Foot fields. The estimated cost of the Big Foot Oil Pipeline, which will be located about 274 kilometres (170 miles) south of the coast of Louisiana, is approximately US$0.3 billion. The estimated cost of the WRGGS is approximately US$0.5 billion, subject to finalization of scope and definitive cost estimates.

•

On October 2, 2009, Enbridge announced an agreement with First Solar Inc. (First Solar) to develop a 20 MW solar energy project near Sarnia, Ontario. The Sarnia Solar Project is expected to be completed by the end of 2009 and be the largest photovoltaic solar energy facility in operation in Canada, and one of the largest in North America. At 20 MW, Enbridge expects the project will generate enough power to meet the needs of about 3,200 homes and help to save the equivalent of approximately 6,600 tonnes of CO2 per year. Enbridge’s investment in solar energy is expected to be approximately $0.1 billion in 2009.

•

On July 20, 2009, Enbridge and Enbridge Energy Partners (EEP) entered into a joint funding agreement under which Enbridge will effectively fund two-thirds of the US$1.2 billion United States segment of the Alberta Clipper crude oil pipeline project. Under the terms of the agreement, Enbridge will participate in the debt financing that EEP raises for the project, and will fund 66.67% of the project’s equity requirements. Enbridge will be entitled to 66.67% of the earnings and cash flow which are generated from the base project. Enbridge and EEP will each have a right of first refusal on each other’s investment in the project, and EEP will retain the right to fund up to 100% of any expansion, and dilute Enbridge’s interest down correspondingly.

DIVIDEND DECLARATION

On November 4, 2009, the Enbridge Board of Directors declared quarterly dividends of $0.37 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on December 1, 2009 to shareholders of record on November 16, 2009.

2	THIRD QUARTER REPORT 2009

CONSOLIDATED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Liquids Pipelines	116.5	74.1	304.4	226.5
Gas Pipelines	17.4	12.6	52.4	39.7
Sponsored Investments	30.3	27.4	104.6	80.5
Gas Distribution and Services	(1.5)	35.8	153.0	173.9
International	(1.1)	6.7	331.7	600.9
Corporate	142.2	(8.2)	308.8	(64.1)
Earnings Applicable to Common Shareholders	303.8	148.4	1,254.9	1,057.4
Earnings per Common Share	0.83	0.41	3.45	2.94
Diluted Earnings per Common Share	0.83	0.41	3.43	2.92

Earnings applicable to common shareholders were $303.8 million for the three months ended September 30, 2009, or $0.83 per common share, compared with $148.4 million, or $0.41 per common share, for the three months ended September 30, 2008. This increase primarily reflected higher allowance for equity funds used during construction (AEDC) in Liquids Pipelines, a higher contribution from EEP as well as unrealized fair value gains on derivative financial instruments used to risk manage commodity, foreign exchange and interest rate variability.

Earnings applicable to common shareholders were $1,254.9 million for the nine months ended September 30, 2009, or $3.45 per common share, compared with $1,057.4 million, or $2.94 per common share, for the same period in 2008. Included in earnings for the nine months ended September 30, 2009 was a $329.0 million gain related to the sale of the Company’s investment in Oleoducto Central S.A. (OCENSA) and a $24.9 million gain related to the sale of NetThruPut (NTP). Earnings for the nine months ended September 30, 2008 included $556.1 million related to the sale of the Company’s investment in CLH. Excluding the impact of these dispositions, earnings for the nine months ended September 30, 2009 were $399.7 million higher than for the nine months ended September 30, 2008. The increase in earnings resulted from similar factors as for the three months results.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss), which represent earnings applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the Financial Results sections for the affected business segments. Management believes that the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section for a reconciliation of the GAAP and non-GAAP measures.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	3

ADJUSTED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Liquids Pipelines	119.2	74.1	313.1	226.5
Gas Pipelines	17.4	10.3	50.9	36.9
Sponsored Investments	41.2	22.8	112.3	72.9
Gas Distribution and Services	(14.5)	(19.9)	151.3	129.9
International	(1.1)	6.7	2.7	44.8
Corporate	(9.9)	(8.2)	(14.1)	(36.8)
Adjusted Earnings	152.3	85.8	616.2	474.2
Adjusted Earnings per Common Share	0.42	0.24	1.70	1.32

Adjusted earnings were $152.3 million, or $0.42 per common share, for the three months ended September 30, 2009, compared with $85.8 million, or $0.24 per common share, for the three months ended September 30, 2008. Adjusted earnings were $616.2 million, or $1.70 per common share, for the nine months ended September 30, 2009, compared with $474.2 million, or $1.32 per common share, for the nine months ended September 30, 2008.

The following factors impacted adjusted earnings for both the three and nine months ended September 30, 2009:

•	AEDC on both Alberta Clipper (within Enbridge System) and Southern Lights Pipeline.
•	Increased adjusted earnings from Enbridge Offshore Pipelines (Offshore) due to higher volumes.
•

An increased contribution from EEP resulting from higher crude oil delivery volumes, tariff surcharges for recent expansions, the Company’s increased ownership interest and a more favourable exchange rate.

•	Increased adjusted earnings from Energy Services due to higher volumes and the impact of realizing favourable storage and transportation margins.
•	Decreased earnings from International as a result of the sale of OCENSA in the first quarter of 2009 and CLH in the second quarter of 2008.

LIQUIDS PIPELINES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge System	79.6	45.6	203.6	147.0
Athabasca System	18.7	17.5	52.0	46.3
Spearhead Pipeline	5.1	3.9	10.8	9.3
Olympic Pipeline	1.5	1.7	5.7	6.5
Southern Lights Pipeline	16.7	7.5	44.2	16.4
Feeder Pipelines and Other	(2.4)	(2.1)	(3.2)	1.0
Adjusted Earnings	119.2	74.1	313.1	226.5
Athabasca System – leak remediation costs	(2.7)	–	(8.7)	–
Earnings	116.5	74.1	304.4	226.5

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings and will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the Enbridge System was $19.0 million (2008 – $4.0 million) for the three months ended September 30, 2009 and $49.4 million (2008 – $10.2 million) for the nine months ended September 30, 2009. The earnings impact of AEDC for the Southern Lights Pipeline was $9.1 million (2008 – $7.5 million) for the three months ended September 30, 2009 and $28.8 million (2008 – $16.4 million) for the nine months ended September 30, 2009.

4	NEWS RELEASE

•

Enbridge System earnings reflect lower financing costs as well as higher AEDC on Alberta Clipper and on Line 4 until it was placed into service in April 2009. These positive impacts were partially offset by higher operating costs, including compensation, and costs related to leak remediation. Earnings for the nine months ended September 30, 2009 also included increased tolls resulting from a higher rate base due to the Line 4 Extension Project.

•

The increase in Athabasca System adjusted earnings for the first nine months of 2009, compared with the same period of 2008, reflected contributions from the Waupisoo Pipeline that went in service in June 2008 and the positive impact of terminal infrastructure additions. The increase in earnings was partially offset by higher operating costs.

•

Higher Southern Lights Pipeline earnings reflect AEDC recognized on a growing capital base while the project continued to be under construction as well as earnings from the new light sour pipeline which became operational during the first quarter of 2009.

•	The decrease in earnings in Feeder Pipelines and Other is due to increased business development costs.

Liquids Pipelines earnings for the nine months ended September 30, 2009 were impacted by an $8.7 million after-tax expense resulting from clean up and remediation costs related to a valve leak within the Enbridge Cheecham Terminal on the Athabasca System in January 2009, which is expected to be an abnormal and non-recurring event given the relative new condition of the terminal.

GAS PIPELINES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Alliance Pipeline US	6.8	6.1	19.9	18.0
Vector Pipeline	2.8	3.1	12.1	10.1
Enbridge Offshore Pipelines (Offshore)	7.8	1.1	18.9	8.8
Adjusted Earnings	17.4	10.3	50.9	36.9
Alliance Pipeline US – shipper claim settlement	–	–	–	2.8
Offshore – property insurance recoveries from hurricanes, net of costs incurred	–	2.3	1.5	–
Earnings	17.4	12.6	52.4	39.7

•

Offshore adjusted earnings for the three and nine months ended September 30, 2009 reflect increased volumes, including contributions from Shenzi, since its in-service date in April 2009, and Thunder Horse as well as favourable foreign exchange. Offshore adjusted earnings for 2009 included $3.8 million in insurance proceeds collected during the second quarter, which was an interim partial reimbursement for business interruption lost revenues and operating expenses associated with Hurricane Ike in 2008. Earnings for the nine months ended September 30, 2008 included approximately $2.0 million from business interruption proceeds related to lost revenue in 2005 and 2006 as a result of the 2005 hurricanes.

Gas Pipelines earnings were impacted by the following non-recurring or non-operating adjusting items:

•

Earnings for the nine months ended September 30, 2008 were impacted by $2.8 million in proceeds received by Alliance Pipeline US from the settlement of a claim against a former shipper which repudiated its capacity commitment.

•

Earnings for the nine months ended September 30, 2009 included insurance proceeds of $1.5 million related to the replacement of damaged infrastructure as a result of the 2008 hurricanes. Earnings for the three and nine months ended September 30, 2008 included insurance proceeds of $2.3 million reimbursing repair costs incurred during the second quarter of 2008 related to the replacement of damaged infrastructure as a result of the 2005 hurricanes.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	5

SPONSORED INVESTMENTS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge Energy Partners	28.5	13.2	76.6	41.9
Enbridge Energy, Limited Partnership – Alberta Clipper US	1.5	–	1.5	–
Enbridge Income Fund	11.2	9.6	34.2	31.0
Adjusted Earnings	41.2	22.8	112.3	72.9
EEP – unrealized derivative fair value gains	1.3	4.6	1.4	1.8
EEP – Lakehead System billing correction	–	–	3.1	–
EEP – dilution gain on Class A unit issuance	–	–	–	4.5
EEP – asset impairment loss	(12.2)	–	(12.2)	–
EIF – Alliance Canada shipper claim settlement	–	–	–	1.3
Earnings	30.3	27.4	104.6	80.5

•

EEP adjusted earnings increased due to the Company’s higher ownership interest in EEP resulting from the December 2008 Class A unit subscription; an increased contribution due to higher crude oil delivery volumes and tariff surcharges for recent expansions; higher incentive income; and a more favourable foreign exchange rate.

•

In July 2009, the Company committed to fund 66.67% of the cost to construct the United States segment of the Alberta Clipper Project. Enbridge Energy, Limited Partnership (EELP) – Alberta Clipper US earnings are the Company’s earnings from its investment in EELP which is undertaking the project and represent AEDC recognized while the project is under construction.

•

EIF adjusted earnings reflected a year-over-year increase in the monthly distributions received from the preferred unit investment in EIF, primarily due to increased cash flow from expansion of the Saskatchewan System.

Sponsored Investment earnings for the three and nine months ended September 30, 2009 and 2008 were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.
•	Earnings from EEP for the nine months ended September 30, 2009 included a Lakehead System billing correction of $3.1 million (net to Enbridge) related to services provided in prior periods.
•

EEP earnings for the nine months ended September 30, 2008 included dilution gains because Enbridge did not fully participate in EEP Class A unit offerings. Enbridge’s ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008. In December 2008, Enbridge purchased 16.3 million Class A common units of EEP, resulting in an ownership increase to 27.0%.

•	EEP earnings for the three months ended September 30, 2009 included an asset impairment loss of $12.2 million (net to Enbridge) related to the write-down of certain assets held for sale.
•

Earnings from EIF for the nine months ended September 30, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

6	NEWS RELEASE

GAS DISTRIBUTION AND SERVICES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge Gas Distribution (EGD)	(17.5)	(19.5)	75.9	76.1
Noverco	(4.6)	(5.1)	10.6	10.9
Enbridge Gas New Brunswick	4.4	3.8	12.9	10.5
Other Gas Distribution	(0.9)	(0.6)	6.5	5.6
Energy Services	(1.7)	(5.0)	28.7	8.5
Aux Sable	8.1	8.4	21.6	21.8
Other	(2.3)	(1.9)	(4.9)	(3.5)
Adjusted Earnings/(Loss)	(14.5)	(19.9)	151.3	129.9
EGD – colder than normal weather	–	–	14.0	9.9
EGD – interest income on GST refund	–	–	6.7	–
Energy Services – unrealized fair value gains/(losses), net	8.5	55.2	(2.7)	20.0
Energy Services – SemGroup and Lehman bankruptcies	–	(5.7)	–	(5.7)
Aux Sable – unrealized derivative fair value gains/(losses)	4.5	6.2	(13.6)	19.8
Other – adoption of new accounting standard	–	–	(2.7)	–
Earnings	(1.5)	35.8	153.0	173.9

•

Losses are typically incurred during the third quarter of each year due to lower summer month heating demand at various distribution franchises. The decrease in EGD’s adjusted loss in the third quarter of 2009 compared with the third quarter of 2008 was primarily due to customer growth and lower interest expense, partially offset by higher operating costs and estimated accrued earnings sharing with customers under the current incentive regulation term. EGD’s year-to-date adjusted earnings were comparable with the prior year, but reflected offsetting factors consistent with the quarter.

•	The increase in Energy Services adjusted earnings for the nine months ended September 30, 2009 was due to higher volumes and the impact of realizing favourable storage and transportation margins.

Gas Distribution and Services earnings were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EGD for the nine months ended September 30, 2009 and 2008 are adjusted to reflect the impact of colder weather.
•	Earnings from EGD for the nine months ended September 30, 2009 included interest income of $6.7 million related to the recovery of excess GST remitted to Canada Revenue Agency.
•

Energy Services earnings for 2009 and 2008 reflected unrealized fair value gains and losses resulting from the revaluation of inventory and the revaluation of largely offsetting financial derivatives used to “lock-in” the profitability of forward transportation and storage transactions. During the first quarter of 2009, the Company adopted fair value accounting for inventory held at its commodity marketing businesses.

•	Energy Services earnings for the three and nine months ended September 30, 2008 included a $5.7 million write-off as a result of bankruptcies by SemGroup and Lehman Brothers.
•

Aux Sable earnings for each period reflected unrealized fair value changes on derivative financial instruments used to risk manage fractionation margin upside on natural gas processing volumes. Similar to Energy Services, these non-cash losses arose due to the revaluation of financial derivatives used to “lock in” the profitability of forward contracted prices.

•	Other reflected the write-off of $2.7 million in deferred development costs as a result of adopting a change in accounting standards, effective January 1, 2009.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	7

INTERNATIONAL

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
OCENSA	–	7.7	6.6	23.1
CLH	–	–	–	24.7
Other	(1.1)	(1.0)	(3.9)	(3.0)
Adjusted Earnings/(Loss)	(1.1)	6.7	2.7	44.8
OCENSA – gain on sale of investment	–	–	329.0	–
CLH – gain on sale of investment	–	–	–	556.1
Earnings/(Loss)	(1.1)	6.7	331.7	600.9

•

The decrease in adjusted earnings/(loss) for both the three and nine months ended September 30, 2009, compared with the same periods of 2008, was a result of the sale of CLH in June 2008 and OCENSA in March 2009.

International earnings were impacted by the following non-recurring or non-operating adjusting items:

•	On March 17, 2009, the Company sold its investment in OCENSA, a crude oil export pipeline in Colombia, for proceeds of $511.8 million, resulting in a gain of $329.0 million.
•	On June 17, 2008, the Company sold its investment in CLH for proceeds of $1.38 billion, resulting in an after-tax gain of $556.1 million.

CORPORATE

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Adjusted Earnings/(Loss)	(9.9)	(8.2)	(14.1)	(36.8)
Unrealized derivative fair value gains	102.4	–	173.9	–
Unrealized foreign exchange gains on translation of intercompany loans, net	49.7	–	118.2	–
Gain on sale of investment in NTP	–	–	24.9	–
Impact of SIFT legislated tax changes	–	–	5.9	–
Gain on sale of corporate aircraft	–	–	–	4.9
U.S. pipeline tax decision	–	–	–	(32.2)
Earnings/(Loss)	142.2	(8.2)	308.8	(64.1)

•

The decrease in year-to-date Corporate adjusted loss is a result of lower operating costs due to cost saving initiatives and foreign exchange gains realized on hedge settlements and on residual United States dollar cash balances as the result of a stronger United States dollar.

Corporate costs were impacted by the following non-recurring or non-operating adjusting items:

•

Earnings for both the three and nine months ended September 30, 2009 included unrealized fair value gains on the revaluation of derivative financial instruments resulting from forward risk management positions. The Company entered into foreign exchange derivative contracts in late 2008 and early 2009 to minimize the volatility of future United States dollar earnings. Additional derivative contracts used to mitigate cash flow volatility due to future interest rate fluctuations were entered into starting in the second quarter of 2009.

•	Earnings for 2009 included net unrealized foreign exchange gains on the translation of foreign-denominated intercompany loans.
•	On May 1, 2009, the Company sold its investment in NTP, an internet-based crude oil trading and clearing platform, for proceeds of $32.1 million, resulting in a gain of $24.9 million.

8	NEWS RELEASE

•	Earnings for the nine months ended September 30, 2009 included a $5.9 million benefit related to legislated SIFT tax changes.
•	A $4.9 million gain on the sale of a corporate aircraft is included in earnings for the nine months ended September 30, 2008.
•

An unfavourable court decision related to the tax basis of previously owned United States pipeline assets resulted in the recognition of a $32.2 million income tax expense in the nine months ended September 30, 2008.

NON-GAAP RECONCILIATIONS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
GAAP earnings as reported	303.8	148.4	1,254.9	1,057.4
Significant after-tax non-recurring or non-operating factors and variances:
Liquids Pipelines
Athabasca System – leak remediation costs	2.7	–	8.7	–
Gas Pipelines
Alliance Pipeline US – shipper claim settlement	–	–	–	(2.8)
Offshore – property insurance recoveries from hurricanes, net of costs incurred	–	(2.3)	(1.5)	–
Sponsored Investments
EEP – unrealized derivative fair value gains	(1.3)	(4.6)	(1.4)	(1.8)
EEP – Lakehead System billing correction	–	–	(3.1)	–
EEP – dilution gain on Class A unit issuance	–	–	–	(4.5)
EEP – asset impairment loss	12.2	–	12.2	–
EIF – Alliance Canada shipper claim settlement	–	–	–	(1.3)
Gas Distribution and Services
EGD – colder than normal weather	–	–	(14.0)	(9.9)
EGD – interest income on GST refund	–	–	(6.7)	–
Energy Services – unrealized fair value (gains)/losses, net	(8.5)	(55.2)	2.7	(20.0)
Energy Services – SemGroup and Lehman bankruptcies	–	5.7	–	5.7
Aux Sable – unrealized derivative fair value (gains)/losses	(4.5)	(6.2)	13.6	(19.8)
Other – adoption of new accounting standard	–	–	2.7	–
International
OCENSA – gain on sale of investment	–	–	(329.0)	–
CLH – gain on sale of investment	–	–	–	(556.1)
Corporate
Unrealized derivative fair value gains	(102.4)	–	(173.9)	–
Unrealized foreign exchange gains on translation of intercompany loans, net	(49.7)	–	(118.2)	–
Gain on sale of investment in NTP	–	–	(24.9)	–
Impact of SIFT legislated tax changes	–	–	(5.9)	–
Gain on sale of corporate aircraft	–	–	–	(4.9)
U.S. pipeline tax decision	–	–	–	32.2
Adjusted Earnings	152.3	85.8	616.2	474.2

ENBRIDGE INC. THIRD QUARTER REPORT 2009	9

CONFERENCE CALL

Enbridge will hold a conference call on Wednesday, November 4, 2009 at 9:00 a.m. Eastern time (7:00 a.m. Mountain time) to discuss the third quarter 2009 results. Analysts, members of the media and other interested parties can access the call at 617-399-5130 or toll-free at 1-866-318-8611 using the access code of 38088554. The call will be audio webcast live at www.enbridge.com/investor. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The audio replay will be available at toll-free 1-888-286-8010 or 617-801-6888 for 7 days following the call. The access code for the replay is 41187508.

The conference call will begin with a presentation by the Company’s Chief Executive Officer and Chief Financial Officer followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

The unaudited interim consolidated financial statements and Management’s Discussion and Analysis, which contain additional notes and disclosures, are available on the Enbridge website.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the United States and was named one of Canada’s Ten Best Places to Work in 2009. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide Enbridge Inc. shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; anticipated in-service dates and weather.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Contacts:

Media	Investment Community
Jennifer Varey (403) 508-6563 or Toll Free: 1-888-992-0887 E-mail: jennifer.varey@enbridge.com	Vern Yu (403) 231-3946 E-mail: vern.yu@enbridge.com

10	NEWS RELEASE

ENBRIDGE INC.

HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Earnings Applicable to Common Shareholders
Liquids Pipelines	116.5	74.1	304.4	226.5
Gas Pipelines	17.4	12.6	52.4	39.7
Sponsored Investments	30.3	27.4	104.6	80.5
Gas Distribution and Services	(1.5)	35.8	153.0	173.9
International	(1.1)	6.7	331.7	600.9
Corporate	142.2	(8.2)	308.8	(64.1)
	303.8	148.4	1,254.9	1,057.4
Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	348.4	183.8	1,212.1	889.7
Cash provided by operating activities	230.3	(131.8)	1,810.0	950.5
Additions to property, plant and equipment	930.2	790.8	2,280.6	2,023.3
Total Common Share Dividends	139.0	122.5	415.6	366.4
Per Common Share Information
Earnings per Common Share	0.83	0.41	3.45	2.94
Diluted Earnings per Common Share	0.83	0.41	3.43	2.92
Dividends per Common Share	0.37	0.33	1.11	0.99
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	364.8	361.0	363.5	359.3
Diluted Weighted Average Common Shares Outstanding (millions)	367.3	363.8	365.6	362.1
Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System[1]	2,094	1,970	2,038	2,002
Athabasca System[2]	268	233	265	190
Spearhead Pipeline	141	110	119	108
Olympic Pipeline	294	292	280	292
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,559	1,546	1,612	1,618
Vector Pipeline	1,098	1,207	1,324	1,298
Enbridge Offshore Pipelines	2,191	1,601	2,051	1,740
Gas Distribution and Services[3]
Volumes (billion cubic feet per period)	41	45	294	307
Number of active customers (thousands)	1,966	1,922	1,966	1,922
Degree day deficiency[4]
Actual	70	72	2,500	2,423
Forecast based on normal weather	83	87	2,316	2,332
1.	Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.
2.	Athabasca volumes include both the Athabasca mainline and the Waupisoo Pipeline and do not include laterals on the Athabasca System.
3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4.	Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	11

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Revenues
Commodity sales	1,962.6	3,766.4	7,228.9	10,316.7
Transportation and other services	666.1	602.1	2,050.0	1,891.1
	2,628.7	4,368.5	9,278.9	12,207.8
Expenses
Commodity costs	1,828.6	3,590.7	6,720.8	9,869.1
Operating and administrative	333.9	327.4	1,042.1	927.9
Depreciation and amortization	190.9	171.3	561.7	483.3
	2,353.4	4,089.4	8,324.6	11,280.3
	275.3	279.1	954.3	927.5
Income from Equity Investments	25.7	32.0	138.0	122.2
Other Investment Income	256.0	41.4	542.8	138.4
Interest Expense	(149.7)	(133.3)	(430.8)	(398.6)
Gain on Sale of Investments	–	–	364.9	694.6
	407.3	219.2	1,569.2	1,484.1
Non-Controlling Interests	(7.2)	(13.9)	(28.9)	(40.5)
	400.1	205.3	1,540.3	1,443.6
Income Taxes	(94.6)	(55.2)	(280.3)	(381.1)
Earnings	305.5	150.1	1,260.0	1,062.5
Preferred Share Dividends	(1.7)	(1.7)	(5.1)	(5.1)
Earnings Applicable to Common Shareholders	303.8	148.4	1,254.9	1,057.4
Earnings per Common Share	0.83	0.41	3.45	2.94
Diluted Earnings per Common Share	0.83	0.41	3.43	2.92

12	NEWS RELEASE

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Earnings	305.5	150.1	1,260.0	1,062.5
Other Comprehensive Income/(Loss)
Change in unrealized losses on cash flow hedges, net of tax	(57.0)	(63.2)	(122.0)	(59.7)
Reclassification to earnings of realized cash flow hedges, net of tax	19.8	16.8	110.1	13.7
Reclassification to earnings of unrealized cash flow hedges, net of tax	–	–	(19.9)	–
Other comprehensive income/(loss) from equity investees	(13.0)	43.1	(25.6)	8.3
Non-controlling interest in other comprehensive income	4.4	(20.2)	7.1	(2.4)
Change in foreign currency translation adjustment	(359.1)	93.9	(630.9)	164.8
Change in unrealized gains/(losses) on net investment hedges, net of tax	71.8	(35.7)	136.3	(71.9)
Other Comprehensive Income/(Loss)	(333.1)	34.7	(544.9)	52.8
Comprehensive Income	(27.6)	184.8	715.1	1,115.3

ENBRIDGE INC. THIRD QUARTER REPORT 2009	13

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Nine months ended September 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008
Preferred Shares	125.0	125.0
Common Shares
Balance at beginning of period	3,194.0	3,026.5
Common shares issued	4.0	–
Dividend reinvestment and share purchase plan	104.0	106.1
Shares issued on exercise of stock options	20.8	30.0
Balance at End of Period	3,322.8	3,162.6
Contributed Surplus
Balance at beginning of period	37.9	25.7
Stock-based compensation	16.6	12.5
Options exercised	(1.1)	(2.1)
Balance at End of Period	53.4	36.1
Retained Earnings
Balance at beginning of period	3,383.4	2,537.3
Earnings applicable to common shareholders	1,254.9	1,057.4
Common share dividends	(415.6)	(366.4)
Dividends paid to reciprocal shareholder	12.5	11.0
Balance at End of Period	4,235.2	3,239.3
Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of period	32.8	(285.0)
Other comprehensive income/(loss)	(544.9)	52.8
Balance at End of Period	(512.1)	(232.2)
Reciprocal Shareholding	(154.3)	(154.3)
Total Shareholders’ Equity	7,070.0	6,176.5
Dividends Paid per Common Share	1.11	0.99

14	NEWS RELEASE

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Operating Activities
Earnings	305.5	150.1	1,260.0	1,062.5
Depreciation and amortization	190.9	171.3	561.7	483.3
Unrealized (gains)/losses on derivative instruments	(153.0)	(97.9)	(201.7)	(76.5)
Equity earnings (in excess of)/less than cash distributions	18.1	(10.6)	0.3	(51.4)
Gain on reduction of ownership interest	–	–	–	(12.3)
Gain on sale of investment in NetThruPut	–	–	(28.8)	–
Gain on sale of investment in OCENSA	–	–	(336.1)	–
Gain on sale of investment in CLH	–	–	–	(694.6)
Future income taxes	71.9	(42.0)	111.3	138.0
Allowance for equity funds used during construction	(33.3)	(14.2)	(93.9)	(35.1)
Non-controlling interests	7.2	13.9	28.9	40.5
Other	(58.9)	13.2	(89.6)	35.3
Changes in operating assets and liabilities	(118.1)	(315.6)	597.9	60.8
	230.3	(131.8)	1,810.0	950.5
Investing Activities
Long-term investments	(222.7)	(0.7)	(224.4)	(7.5)
Affiliate loans, net	(178.1)	–	(178.1)	–
Sale of investment in NetThruPut	–	–	22.6	–
Sale of investment in OCENSA	–	–	511.8	–
Sale of investment in CLH	–	–	–	1,369.0
Sale of property, plant and equipment	–	–	87.2	–
Settlement of OCENSA currency hedges	–	–	5.8	–
Settlement of CLH hedges	–	–	–	(47.0)
Additions to property, plant and equipment	(930.2)	(790.8)	(2,280.6)	(2,023.3)
Additions to intangible assets	(14.6)	(29.0)	(52.7)	(61.3)
Change in construction payable	52.9	(3.7)	(35.5)	8.8
	(1,292.7)	(824.2)	(2,143.9)	(761.3)
Financing Activities
Net change in short-term borrowings	353.8	662.9	(520.8)	190.0
Net change in commercial paper and credit facility draws	275.7	(50.8)	323.7	(294.1)
Net change in non-recourse short-term debt	(6.9)	2.2	(7.2)	7.1
Debenture and term note issues	600.0	–	1,000.0	–
Debenture and term note repayments	–	(352.0)	(416.2)	(452.0)
Net change in Southern Lights project financing	–	739.4	190.2	739.4
Net non-recourse long-term debt repayments	(3.0)	1.9	(40.0)	(28.2)
Distributions to non-controlling interests	(10.0)	2.7	(34.8)	(10.4)
Common share issued	6.0	1.0	18.6	25.3
Preferred share dividends	(1.7)	(1.7)	(5.1)	(5.1)
Common share dividends	(101.3)	(90.7)	(311.6)	(261.2)
	1,112.6	914.9	196.8	(89.2)
Increase/(Decrease) in Cash and Cash Equivalents	50.2	(41.1)	(137.1)	100.0
Cash and Cash Equivalents at Beginning of Period	354.4	307.8	541.7	166.7
Cash and Cash Equivalents at End of Period[1]	404.6	266.7	404.6	266.7

1.	Cash and cash equivalents at September 30, 2009 consists of $174.5 million (2008 – $151.1 million) of cash and $230.1 million (2008 – $115.6 million) of short-term investments.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	15

ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	September 30, 2009	December 31, 2008
Assets
Current Assets
Cash and cash equivalents	404.6	541.7
Accounts receivable and other	1,559.1	2,322.5
Inventory	796.6	844.7
	2,760.3	3,708.9
Property, Plant and Equipment, net	18,086.4	16,156.9
Long-Term Investments	2,205.8	2,491.8
Deferred Amounts and Other Assets	2,687.1	1,318.4
Intangible Assets	467.6	458.0
Goodwill	380.0	389.2
Future Income Taxes	119.6	178.2
	26,706.8	24,701.4
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	353.8	874.6
Accounts payable and other	2,137.3	2,411.5
Interest payable	121.9	101.9
Current maturities of long-term debt	550.7	533.8
Current maturities of non-recourse debt	188.0	184.7
	3,351.7	4,106.5
Long-Term Debt	10,831.5	10,154.9
Non-Recourse Long-Term Debt	1,349.5	1,474.0
Other Long-Term Liabilities	1,285.5	259.0
Future Income Taxes	2,096.5	1,290.8
Non-Controlling Interests	722.1	797.4
	19,636.8	18,082.6
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,322.8	3,194.0
Contributed surplus	53.4	37.9
Retained earnings	4,235.2	3,383.4
Accumulated other comprehensive income/(loss)	(512.1)	32.8
Reciprocal shareholding	(154.3)	(154.3)
	7,070.0	6,618.8
	26,706.8	24,701.4

16	NEWS RELEASE

ENBRIDGE INC.

SEGMENTED INFORMATION

Three months ended September 30, 2009	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	339.0	96.1	79.4	2,105.1	1.5	7.6	2,628.7
Commodity costs	–	–	–	(1,828.6)	–	–	(1,828.6)
Operating and administrative	(139.3)	(24.9)	(29.4)	(131.7)	(2.6)	(6.0)	(333.9)
Depreciation and amortization	(59.7)	(25.7)	(22.8)	(75.9)	–	(6.8)	(190.9)
	140.0	45.5	27.2	68.9	(1.1)	(5.2)	275.3
Income from equity investments	–	–	36.2	(10.5)	–	–	25.7
Other investment income and gain on sale of investments	42.9	2.5	4.4	2.5	(0.4)	204.1	256.0
Interest and preferred share dividends	(28.1)	(16.5)	(13.7)	(45.7)	–	(47.4)	(151.4)
Non-controlling interests	(0.5)	–	(5.0)	(1.7)	–	–	(7.2)
Income taxes	(37.8)	(14.1)	(18.8)	(15.0)	0.4	(9.3)	(94.6)
Earnings applicable to common shareholders	116.5	17.4	30.3	(1.5)	(1.1)	142.2	303.8

Three months ended September 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	287.4	85.9	72.2	3,918.3	2.0	2.7	4,368.5
Commodity costs	–	–	–	(3,590.7)	–	–	(3,590.7)
Operating and administrative	(128.7)	(22.9)	(23.2)	(141.4)	(3.0)	(8.2)	(327.4)
Depreciation and amortization	(47.9)	(25.9)	(20.3)	(75.4)	(0.2)	(1.6)	(171.3)
	110.8	37.1	28.7	110.8	(1.2)	(7.1)	279.1
Income from equity investments	0.1	0.1	41.9	(10.5)	–	0.4	32.0
Other investment income and gain on sale of investments	12.9	1.5	2.2	4.9	8.4	11.5	41.4
Interest and preferred share dividends	(25.6)	(17.3)	(14.8)	(49.6)	–	(27.7)	(135.0)
Non-controlling interests	(0.2)	–	(11.6)	(1.8)	–	(0.3)	(13.9)
Income taxes	(23.9)	(8.8)	(19.0)	(18.0)	(0.5)	15.0	(55.2)
Earnings applicable to common shareholders	74.1	12.6	27.4	35.8	6.7	(8.2)	148.4

ENBRIDGE INC. THIRD QUARTER REPORT 2009	17

Nine months ended September 30, 2009	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	972.5	300.2	231.4	7,740.4	3.6	30.8	9,278.9
Commodity costs	–	–	–	(6,719.8)	–	(1.0)	(6,720.8)
Operating and administrative	(423.4)	(85.5)	(80.7)	(419.7)	(8.3)	(24.5)	(1,042.1)
Depreciation and amortization	(168.1)	(84.5)	(64.6)	(224.4)	(0.2)	(19.9)	(561.7)
	381.0	130.2	86.1	376.5	(4.9)	(14.6)	954.3
Income from equity investments	–	–	139.7	(1.7)	–	–	138.0
Other investment income and gain on sale of investments	112.2	11.8	8.9	7.7	342.9	424.2	907.7
Interest and preferred share dividends	(106.0)	(54.7)	(42.1)	(135.4)	–	(97.7)	(435.9)
Non-controlling interests	(1.3)	–	(21.8)	(5.0)	–	(0.8)	(28.9)
Income taxes	(81.5)	(34.9)	(66.2)	(89.1)	(6.3)	(2.3)	(280.3)
Earnings applicable to common shareholders	304.4	52.4	104.6	153.0	331.7	308.8	1,254.9

Nine months ended September 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	831.6	252.0	213.8	10,895.7	7.1	7.6	12,207.8
Commodity costs	–	–	–	(9,869.1)	–	–	(9,869.1)
Operating and administrative	(353.4)	(74.8)	(66.7)	(402.0)	(10.8)	(20.2)	(927.9)
Depreciation and amortization	(130.6)	(70.2)	(58.2)	(218.7)	(0.6)	(5.0)	(483.3)
	347.6	107.0	88.9	405.9	(4.3)	(17.6)	927.5
Income from equity investments	(0.2)	0.1	99.9	(1.4)	25.0	(1.2)	122.2
Other investment income and gain on sale of investments	34.9	7.5	23.5	14.2	719.0	33.9	833.0
Interest and preferred share dividends	(80.5)	(48.9)	(45.2)	(147.7)	–	(81.4)	(403.7)
Non-controlling interests	(0.9)	–	(33.6)	(5.2)	–	(0.8)	(40.5)
Income taxes	(74.4)	(26.0)	(53.0)	(91.9)	(138.8)	3.0	(381.1)
Earnings applicable to common shareholders	226.5	39.7	80.5	173.9	600.9	(64.1)	1,057.4

18	NEWS RELEASE

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

This Management’s Discussion and Analysis (MD&A) should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three and nine months ended September 30, 2009. It should also be read in conjunction with the audited consolidated financial statements and MD&A contained in the Company’s Annual Report for the year ended December 31, 2008. All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

CONSOLIDATED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Liquids Pipelines	116.5	74.1	304.4	226.5
Gas Pipelines	17.4	12.6	52.4	39.7
Sponsored Investments	30.3	27.4	104.6	80.5
Gas Distribution and Services	(1.5)	35.8	153.0	173.9
International	(1.1)	6.7	331.7	600.9
Corporate	142.2	(8.2)	308.8	(64.1)
Earnings Applicable to Common Shareholders	303.8	148.4	1,254.9	1,057.4
Earnings per Common Share	0.83	0.41	3.45	2.94
Diluted Earnings per Common Share	0.83	0.41	3.43	2.92

Earnings applicable to common shareholders were $303.8 million for the three months ended September 30, 2009, or $0.83 per common share, compared with $148.4 million, or $0.41 per common share, for the three months ended September 30, 2008. This increase primarily reflected higher allowance for equity funds used during construction (AEDC) in Liquids Pipelines, a higher contribution from Enbridge Energy Partners (EEP) as well as unrealized fair value gains on derivative financial instruments used to risk manage commodity, foreign exchange and interest rate variability.

Earnings applicable to common shareholders were $1,254.9 million for the nine months ended September 30, 2009, or $3.45 per common share, compared with $1,057.4 million, or $2.94 per common share, for the same period in 2008. Included in earnings for the nine months ended September 30, 2009 was a $329.0 million gain related to the sale of the Company’s investment in Oleoducto Central S.A. (OCENSA) and a $24.9 million gain related to the sale of NetThruPut (NTP). Earnings for the nine months ended September 30, 2008 included $556.1 million related to the sale of the Company’s investment in CLH. Excluding the impact of these dispositions, earnings for the nine months ended September 30, 2009 were $399.7 million higher than for the nine months ended September 30, 2008. The increase in earnings resulted from similar factors as for the three months results.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	3

FORWARD-LOOKING INFORMATION

Forward looking information, or forward looking statements, have been included in this MD&A to provide Enbridge Inc. shareholders and potential investors with information about the Company and its subsidiaries, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas and natural gas liquids; prices of crude oil, natural gas and natural gas liquids; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer project approvals; anticipated in-service dates and weather.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic conditions, exchange rates, interest rates and commodity prices, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted earnings/(loss), which represent earnings or loss applicable to common shareholders adjusted for non-recurring or non-operating factors on both a consolidated and segmented basis. These factors are reconciled and discussed in the Financial Results sections for the affected business segments. Management believes that the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations section for a reconciliation of the GAAP and non-GAAP measures.

4	MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Liquids Pipelines	119.2	74.1	313.1	226.5
Gas Pipelines	17.4	10.3	50.9	36.9
Sponsored Investments	41.2	22.8	112.3	72.9
Gas Distribution and Services	(14.5)	(19.9)	151.3	129.9
International	(1.1)	6.7	2.7	44.8
Corporate	(9.9)	(8.2)	(14.1)	(36.8)
Adjusted Earnings	152.3	85.8	616.2	474.2
Adjusted Earnings per Common Share	0.42	0.24	1.70	1.32

Adjusted earnings were $152.3 million, or $0.42 per common share, for the three months ended September 30, 2009, compared with $85.8 million, or $0.24 per common share, for the three months ended September 30, 2008. Adjusted earnings were $616.2 million, or $1.70 per common share, for the nine months ended September 30, 2009, compared with $474.2 million, or $1.32 per common share, for the nine months ended September 30, 2008.

The following factors impacted adjusted earnings for both the three and nine months ended September 30, 2009:

•	AEDC on both Alberta Clipper (within Enbridge System) and Southern Lights Pipeline.
•	Increased adjusted earnings from Enbridge Offshore Pipelines (Offshore) due to higher volumes.
•

An increased contribution from EEP resulting from higher crude oil delivery volumes, tariff surcharges for recent expansions, the Company’s increased ownership interest and a more favourable exchange rate.

•	Increased adjusted earnings from Energy Services due to higher volumes and the impact of realizing favourable storage and transportation margins.
•	Decreased earnings from International as a result of the sale of OCENSA in the first quarter of 2009 and CLH in the second quarter of 2008.

DISRUPTION TO FUNCTIONING OF CAPITAL MARKETS

The global credit crisis disrupted the debt and equity capital markets in the fall of 2008, adversely impacting capital availability and pricing. These markets have improved and the Company has selectively accessed the markets in 2009 and anticipates continued access, given its expected future growth and related funding requirements. It is possible that future market events or conditions may pose further challenges. The Company’s strong, predictable, internally generated cash flows, common share issuances under the Company’s Dividend Reinvestment and Share Purchase Plan, and access to adequate committed credit facilities from diversified sources assist in mitigating these challenges. The Company is committed to maintaining its investment grade credit rating which is also expected to support continued access to capital markets and debt refinancing at reasonable terms.

VOLATILITY IN COMMODITY PRICES

As an energy transportation company, Enbridge has limited direct exposure to commodity price changes and the Company employs comprehensive risk management practices to mitigate residual commercial exposures. Most significantly, the Company’s assets and operations are largely secured by high quality shipper volume commitments. Similarly, growth projects under construction are commercially secured with limited volume sensitivity and are therefore not expected to be significantly impacted by commodity price changes. Low commodity prices in the early part of 2009 have resulted in delays or cancellation of some crude oil and natural gas development and expansion projects. Should this trend continue long term, opportunities for future growth projects may be adversely affected.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	5

RECENT DEVELOPMENTS

LIQUIDS PIPELINES

The Liquids Pipelines strategy is driven by shippers’ need for enhanced export capacity and market alternatives, economic sources of diluent and United States refiners’ need to maintain diversified sources of supply. Year-to-date progress on growth projects within the key components of the Liquids Pipelines strategy are discussed below.

Southern Access Mainline Expansion Project

The Southern Access Mainline Expansion Project has added a total of 400,000 barrels per day (bpd) incremental capacity to the mainline system. Construction of the final stage of the United States expansion project, which consisted of a new 224-kilometre (139-mile), 42-inch pipeline from Delavan, Wisconsin to Flanagan, Illinois, was completed on schedule in the first quarter of 2009. The pipeline was placed into service and the associated toll surcharge took effect on April 1, 2009. Linefill for the second stage of construction commenced during April 2009, with the first deliveries to Flanagan completed in early May.

Alberta Clipper Project

The Alberta Clipper Project involves the construction of a new 36-inch diameter pipeline from Hardisty, Alberta to Superior, Wisconsin generally within or alongside Enbridge’s existing right-of-way. The Alberta Clipper Project will interconnect with the existing mainline system in Superior where it will provide access to Enbridge’s full range of delivery points and storage options, including Chicago, Toledo, Sarnia, Patoka and Cushing. The project will have an initial capacity of 450,000 bpd, is expandable to 800,000 bpd and will form part of the existing Enbridge System in Canada and the EEP Lakehead System in the United States.

Construction on the Canadian segment of the line remains on schedule for an expected in-service date not later than mid-2010. This segment has an estimated cost of $2.4 billion, including allowance for funds used during construction (AFUDC), with expenditures to date totaling $1.8 billion. Construction on the United States segment, being undertaken by EEP, has commenced following the issuance of the U.S. Presidential Border Crossing permit in August 2009. The U.S. segment also remains on schedule to be in service not later than mid-2010. The cost of the United States segment is estimated at US$1.2 billion, with expenditures to date totaling US$0.5 billion. As announced on July 20, 2009, Enbridge has committed to fund 66.67% of the United States segment of the Alberta Clipper project through EEP. For costs deemed to be controllable costs, cost overruns or savings against these estimates will be shared with shippers. Controllable costs comprise approximately 70% of the total cost estimate.

Line 4 Extension Project

The $0.3 billion Line 4 Extension Project was substantially complete and ready to receive linefill at the end of March 2009, and associated tolls were collected starting April 1, 2009. Final restoration work was completed in the summer of 2009.

Spearhead Pipeline Expansion

This US$0.1 billion expansion includes additional pumping stations to increase capacity from Flanagan, Illinois to Cushing, Oklahoma by 68,300 bpd to 193,300 bpd. The expansion began in September 2008, was completed at the end of March 2009 and was placed in service on May 1, 2009.

Sale of Spearhead Pipeline

On May 1, 2009, the Company sold a section of the Spearhead Pipeline to EEP for proceeds of US$75 million. The section of the crude oil pipeline system sold, known as Spearhead North, includes approximately seven storage tanks and 121 kilometres (75 miles) of pipeline that was reversed to provide northbound service from Flanagan, Illinois to Griffith, Indiana. Spearhead North complements EEP’s existing Lakehead System interconnectivity at Flanagan, which is the terminus of the Southern Access Expansion.

6	MANAGEMENT’S DISCUSSION AND ANALYSIS

Southern Lights Pipeline

When completed, the 180,000 bpd Southern Lights Pipeline will transport diluent from Chicago, Illinois to Edmonton, Alberta. The project involves reversing the flow of a portion of Enbridge’s Line 13, an existing crude oil pipeline which runs from Edmonton to Clearbrook, Minnesota. In order to replace the light crude capacity that would be lost through the reversal of Line 13, the Southern Lights Project also includes the construction of a new 20-inch diameter light sour crude oil pipeline (LSr Pipeline) from Cromer, Manitoba to Clearbrook, and modifications to existing Line 2. These changes to the existing crude oil system increased southbound light crude system capacity by approximately 45,000 bpd. The capacity replacement will permit Line 13 to be taken out of service and reversed for diluent service. The LSr Pipeline and Line 2 modifications, which allow Line 2 to operate at higher design rates, were completed and placed in service in the first quarter of 2009.

In the United States, construction of the LSr Pipeline and Line 2 modifications, as well as diluent pipeline construction between Superior, Wisconsin and Streator, Illinois, are complete. Remaining mainline construction includes a 72-kilometre (45-mile) diluent pipeline between Streator and Manhattan, Illinois and a 306-kilometre (190-mile) diluent segment, in conjunction with construction of the Alberta Clipper Project, between Clearbrook, Minnesota and Superior, Wisconsin. Construction of these remaining United States line segments commenced in the third quarter of 2009. In addition, construction has commenced on diluent receipt tankage at Manhattan as well as pump station facilities along the newly constructed diluent line in the United States. Construction of the entire diluent line remains on schedule and is expected to be in service in the last half of 2010.

The total expected project cost is US$1.7 billion (including AFUDC) for the United States segment and is $0.5 billion (including AFUDC) for the Canadian segment. Expenditures to date are US$1.2 billion and $0.5 billion for the United States and Canadian segments, respectively.

Line 13 Exchange

In February 2009, the Company transferred the United States section of the newly constructed LSr Pipeline to EEP at book value in exchange for the United States portion of Line 13. The exchange was made on a basis considered to be fair to both parties and the tolls and earnings on the LSr Pipeline and Line 13 within EEP are expected to be substantially unchanged.

Hardisty Terminal

Enbridge is expanding its crude oil terminal at Hardisty, Alberta, adding tankage capacity of 7.5 million barrels. All of the 19 tanks have been placed into service as of September 30, 2009. Now complete, the $0.6 billion Hardisty Terminal is one of the largest crude oil terminals in North America. At the end of the third quarter of 2009, expenditures to date were $0.5 billion. Remaining costs relate to cleanup and seasonal work expected to be completed in early 2010.

Woodland Pipeline

In June 2009, Enbridge entered into an agreement with Imperial Oil Resources Ventures Limited (Imperial Oil) and ExxonMobil Canada Properties (ExxonMobil) to provide for the transportation of blended bitumen from the Kearl oil sands mine to crude oil hubs in the Edmonton, Alberta area. The project will be phased with the mine expansion, with the first phase involving construction of a new 36-inch diameter pipeline from the mine to the Cheecham Terminal, and service on Enbridge’s existing Waupisoo Pipeline from Cheecham to the Edmonton area. The new pipeline, to be called the Woodland Pipeline, will be undertaken as a joint venture between Enbridge, Imperial Oil and ExxonMobil. Enbridge plans to file regulatory applications for Phase I facilities by the end of 2009, with an expected in-service date of late 2012. The estimated cost of the pipeline from the mine to the Cheecham Terminal and the related tanks/facilities is $0.4 billion, but is subject to finalization based on scope, detailed engineering and regulatory approvals.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	7

Fort Hills Pipeline System

In November 2007, Enbridge was selected by Fort Hills Energy L.P. (FHELP) as its pipeline and terminaling services provider for the initial phase of the Fort Hills project and all subsequent expansions. In late 2008, FHELP announced that its final investment decision for the mining portion of the project was being deferred until costs could be reduced, and commodity prices and financial markets strengthened. It also announced that the Fort Hills upgrader was put on hold and that a decision to proceed with the upgrader would be made at a later date. Accordingly, the scope of the Fort Hills Pipeline System is being reevaluated by FHELP and the planned in-service date for the project has been deferred beyond the original planned date of mid-2011. Expenditures to date are approximately $0.1 billion and are commercially recoverable from FHELP.

New Market Access

In addition to the planned construction of the Southern Access Extension which is expected to provide access to the Patoka market, and the recently completed expansion of the Spearhead Pipeline, Enbridge will continue to pursue new opportunities to provide broader market access for Canadian bitumen and synthetic crudes. Key opportunities being pursued include: Eastern PADD II access into the Michigan and Ohio markets; access to United States Gulf Coast refining centers through a combination of smaller incremental opportunities and large volume solutions; PADD I access into the East Coast market near Philadelphia; and the Northern Gateway pipeline to the Pacific Coast.

Northern Gateway Project

The Northern Gateway Project involves constructing a twin pipeline system running from near Edmonton, Alberta, to a new marine terminal in Kitimat, British Columbia. One pipeline would transport crude oil for export from the Edmonton area to Kitimat, and is expected to be a 36-inch diameter line with an initial capacity of 525,000 bpd. The other pipeline would be used to import condensate and is expected to be a 20-inch diameter line with an initial capacity of 193,000 bpd.

The Company has secured funding from Western Canada oil sands producers and Pacific Rim refiners to seek regulatory approval of the project. The Company continues to hold consultation meetings and open houses with communities and First Nations along the pipeline route to receive input, create opportunities for economic partnerships and incorporate traditional aboriginal knowledge into the planning and operations of the proposed project. Conditional upon the issuance of the terms of reference for the regulatory review of the project, Enbridge expects to file its regulatory application with the National Energy Board (NEB) in late 2009 or early 2010. Subject to continued commercial support and regulatory and other approvals, the Company estimates that the earliest Northern Gateway could be in service is the 2015 time frame.

GAS PIPELINES

The Gas Pipelines strategy is based on the Company’s forecast of supply and demand for natural gas and corresponding infrastructure requirements. Progress made on major projects which support this strategy is set out below.

Walker Ridge Gas Gathering System

On July 29, 2009, Enbridge announced it had entered into Letters of Intent (LOI) with Chevron Corp. to expand its central Gulf of Mexico offshore pipeline system. Under the terms of the LOI, Enbridge proposes to construct, own and operate the Walker Ridge Gas Gathering System (WRGGS) to provide natural gas gathering services to the proposed Jack, St. Malo and Big Foot ultra deepwater developments. The WRGGS is expected to include approximately 306 kilometres (190 miles) of 8-inch, 10-inch and/or 12-inch diameter pipeline at depths of up to approximately 2,150 metres (7,000 feet) and will have a capacity of 0.1 billion cubic feet per day (bcf/d). The estimated cost of the WRGGS is approximately US$0.5 billion, subject to finalization of scope and definitive cost estimates.

8	MANAGEMENT’S DISCUSSION AND ANALYSIS

Big Foot Oil Pipeline

On October 5, 2009, Enbridge announced it had entered into a Letter of Intent (LOI) with Chevron USA, Inc., Statoil Gulf of Mexico LLC and Marubeni Oil & Gas (USA) Inc. to construct and operate an oil pipeline from the proposed Big Foot ultra-deepwater development in the Gulf of Mexico. This proposed crude oil pipeline project is complementary to Enbridge’s previously announced plans to construct the WRGGS, which will provide natural gas transportation for the proposed Chevron-operated Jack, St. Malo and Big Foot fields. The estimated cost of the Big Foot Oil Pipeline, which will be located about 274 kilometres (170 miles) south of the coast of Louisiana, is approximately US$0.3 billion and the pipeline is expected to be in-service in 2014. Combined with the WRGGS project, the proposed oil pipeline would bring the total Enbridge investment for the projects to US$0.8 billion.

Shenzi Project

Enbridge completed construction of a natural gas lateral to connect the new deepwater Shenzi field to existing Gulf of Mexico pipelines. The US$0.1 billion 18-kilometre (11-mile), 12-inch diameter gas pipeline has capacity of 0.1 bcf/d. The Shenzi lateral, which delivers natural gas through the Company’s 22%-owned Cleopatra Pipeline, the 50%-owned Manta Ray Pipeline and the 50%-owned Nautilus Pipeline, was placed into service in April 2009 concurrent with producer first volumes.

LaCrosse Pipeline

In May 2009, the Company completed a non-binding open season for the proposed LaCrosse Pipeline. This project includes an interstate pipeline to transport natural gas from EEP’s Carthage Hub in Panola County, Texas, to Washington Parish in Southeastern Louisiana. The 483-kilometre (300-mile) pipeline would have a capacity of at least 1.0 bcf/d and would provide an outlet for increasing supplies of natural gas originating in the East Texas and Fort Worth producing basins and the growing Haynesville Shale play.

Rockies Alliance Pipeline

Alliance Pipeline US (Alliance), Questar Overthrust Pipeline Company (Questar) and Spectra Energy Transmission LLC are jointly proposing a natural gas pipeline connecting the United States Rocky Mountain region to the Chicago market hub. The proposed Rockies Alliance Pipeline (RAP) project is being developed in response to increasing supply from the United States Rocky Mountain region. RAP would enable producers, marketers and end-users to connect new gas supplies in the Greater Green River, Piceance, Uinta and Powder River basins with one of the largest and fastest growing markets in North America. The RAP project would take advantage of existing infrastructure with both Alliance and Questar to provide competitive transportation to key market areas.

RAP would initially provide 1.3 bcf/d of transportation capacity which is expandable to 1.7 bcf/d with additional compression. Depending on the evolution of natural gas prices, Rocky Mountain region supply growth, and corresponding commercial support, the pipeline could be in service not sooner than 2013.

SPONSORED INVESTMENTS

Enbridge Energy Partners

The objective of Enbridge’s affiliate, EEP, is to increase its distributions primarily through the optimization of existing assets, including increased throughput, and the expansion of existing liquids and natural gas midstream businesses. Progress made on the Southern Access Mainline Expansion and Alberta Clipper projects being undertaken in partnership with EEP has been described in the Liquids Pipelines section above. In addition to the projects described under Liquids Pipelines, EEP is undertaking the following project:

North Dakota System Expansion

In addition to recent expansions, EEP is undertaking a further expansion of the North Dakota Pipeline System at an approximate cost of US$0.2 billion. The expansion is expected to increase system capacity from 110,000 bpd to 161,000 bpd and will consist of upgrades to existing pump stations, additional tankage as well as extensive use of

ENBRIDGE INC. THIRD QUARTER REPORT 2009	9

drag reducing agents that are injected into the pipeline. The commercial structure for this expansion is a cost-of-service based surcharge that will be added to the existing transportation rates. Approval for the expansion was received from the Federal Energy Regulatory Commission (FERC) in October 2008. The expansion is expected to be in service in early 2010.

Enbridge Income Fund

Enbridge Income Fund’s (EIF) strategy is to maximize the efficiency and profitability of its existing assets, and to pursue organic growth and expansion opportunities.

Proposed Corporate Restructuring

On November 2, 2009, EIF announced that Enbridge, as administrator of EIF, recommended to its Board of Trustees a proposed restructuring of EIF to take effect prior to the imposition of the specified investment flow-through entity (SIFT) tax on January 1, 2011. The proposed restructuring would involve the exchange by public unitholders of their trust units, which collectively represent a 28% economic interest in EIF, for shares of a taxable Canadian corporation to be called Enbridge Income Fund Holdings Inc. (EIFH), plus a small amount of cash. The scope of activities of EIFH would be limited to investment in EIF. A committee of independent Trustees of EIF, assisted by independent legal and financial advisors, has been established to review the administrator’s recommendation in light of potential alternatives and provide their recommendations to public unitholders. The recommended restructuring would be subject to approval by unitholders at the EIF annual meeting in May 2010.

The Company is expected to retain its current 72% economic interest in EIF following the proposed restructuring. EIF would cease to be a SIFT and would not be subject to the SIFT tax; however, the Company would continue to be subject to corporate income tax on taxable income received from EIF. For accounting purposes, the Company is currently the primary beneficiary of EIF through a combination of voting units and a non-voting preferred unit investment and, as such, consolidates EIF under variable interest entity accounting rules. The Company is expected to remain the primary beneficiary of EIF for accounting purposes following the proposed restructuring.

Saskatchewan System Capacity Expansion

EIF has finalized the scope of Phase II of the Saskatchewan System Capacity Expansion to include three separate projects that will reduce capacity constraints at a variety of locations. Collectively, the projects will increase capacity across the system by approximately 125,000 bpd at an estimated cost of approximately $0.1 billion. Construction commenced during the third quarter of 2009 and all three projects comprising the Phase II Saskatchewan System Capacity Expansion are expected to be complete in the fourth quarter of 2010.

GAS DISTRIBUTION AND SERVICES

Enbridge Gas Distribution

In September 2009, Enbridge Gas Distribution (EGD) filed an application with the Ontario Energy Board (OEB) to adjust rates for 2010 pursuant to the 2008 approved incentive regulation (IR) formula and to seek approval for specific changes to the Rate Handbook. The OEB issued a first procedural order on October 23, 2009 setting out some next steps including a review of the OEB’s jurisdiction with regard to the treatment and ratemaking authority of electricity generation facility projects as part of the regulated operations of EGD. Subject to OEB approval, the resulting rate adjustment following the review process would be effective January 1, 2010.

In September 2008, EGD also filed an application with the OEB to adjust rates for 2009 pursuant to the 2008 approved IR formula and to seek approval for specific changes to the Rate Handbook. A settlement containing all applied for aspects of the formulaic component of the IR rate setting process was approved in December 2008. EGD received a fiscal 2009 final rate order in February 2009 approving the implementation of a rate change effective April 1, 2009. This change has enabled EGD to recover the approved revenues effective January 1, 2009.

10	MANAGEMENT’S DISCUSSION AND ANALYSIS

Green Energy Initiatives

In September 2009, Ontario’s Minister of Energy and Infrastructure issued a directive that permits EGD to own and operate stationary fuel cells, wind, water, biomass, biogas, solar and geothermal energy generation facilities up to 10 megawatts in capacity. EGD will also be permitted to own and operate district and distributed energy systems, including facilities that produce power and thermal energy from a single source. EGD is currently evaluating the opportunities available as a result of the changes described above.

CORPORATE

Sarnia Solar Project

On October 2, 2009, Enbridge announced the development of the Sarnia Solar Project with First Solar, Inc. (First Solar) for approximately $0.1 billion. The project will be the largest solar energy facility in operation in Canada and one of the largest photovoltaic facilities in North America. First Solar, a global leader in solar energy, is constructing the 20-megawatt project under a fixed price engineering, procurement and construction contract, utilizing its thin film photovoltaic technology. First Solar will also provide operations and maintenance services under a long-term contract. Power output of the facility will be sold to the Ontario Power Authority under a 20-year power purchase agreement. The Sarnia Solar Project is expected to be completed by the end of 2009.

Alberta Saline Aquifer Project

The 38-member Alberta Saline Aquifer Project (ASAP) completed Phase 1 of its three-phase carbon dioxide storage project in March 2009. This phase focused on identifying saline aquifer locations in Alberta that would be suitable for a carbon dioxide storage pilot project. The costs associated with this phase were covered by ASAP participants and a grant from the Alberta Energy Research Institute.

ASAP is now working on securing funding – and a source of carbon dioxide – such that it can move on to Phase 2 of the project. Phase 2 will involve developing the pilot project, receiving all necessary regulatory approvals and actually injecting carbon dioxide into the identified aquifers. The Phase 2 pilot project will give the ASAP team the opportunity to test the sequestration technologies they will be using and to demonstrate that the technologies are safe and reliable.

Ontario Wind Project

The 190-megawatt wind power project, located in the Municipality of Kincardine on the Eastern shore of Lake Huron in Ontario, was completed in the fourth quarter of 2008, and 65 of the 115 wind turbines were operating and delivering power to the grid by the end of 2008. During the first quarter of 2009, the remaining 50 turbines were phased into service and the wind project attained full commercial operation. The final capital cost of the project is $0.5 billion.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	11

FINANCIAL RESULTS

LIQUIDS PIPELINES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge System	79.6	45.6	203.6	147.0
Athabasca System	18.7	17.5	52.0	46.3
Spearhead Pipeline	5.1	3.9	10.8	9.3
Olympic Pipeline	1.5	1.7	5.7	6.5
Southern Lights Pipeline	16.7	7.5	44.2	16.4
Feeder Pipelines and Other	(2.4)	(2.1)	(3.2)	1.0
Adjusted Earnings	119.2	74.1	313.1	226.5
Athabasca System – leak remediation costs	(2.7)	–	(8.7)	–
Earnings	116.5	74.1	304.4	226.5

Liquids Pipelines adjusted earnings for the three months ended September 30, 2009 were $119.2 million, an increase of $45.1 million compared with adjusted earnings of $74.1 million for the three months ended September 30, 2008. Adjusted earnings for the nine months ended September 30, 2009 were $313.1 million, an increase of $86.6 million compared with adjusted earnings of $226.5 million in the prior year comparable period. The adjusted earnings increase for both the three and nine month periods ended September 30, 2009, compared with the corresponding periods of 2008, was largely due to higher earnings from Enbridge System and Southern Lights Pipeline, including the impact of AEDC, partially offset by higher operating costs including compensation.

While under construction, certain regulated pipelines are entitled to recognize AEDC in earnings. These amounts will contribute to earnings and will be collected in tolls once the pipelines are in service. The earnings impact of AEDC for the Enbridge System was $19.0 million (2008 – $4.0 million) for the three months ended September 30, 2009 and $49.4 million (2008 – $10.2 million) for the nine months ended September 30, 2009. The earnings impact of AEDC for the Southern Lights Pipeline was $9.1 million (2008 – $7.5 million) for the three months ended September 30, 2009 and $28.8 million (2008 – $16.4 million) for the nine months ended September 30, 2009.

Enbridge System earnings reflect lower financing costs as well as higher AEDC on Alberta Clipper and Line 4 until it was placed into service in April 2009. These positive impacts were partially offset by higher operating costs, including compensation, and costs related to leak remediation. Earnings for the nine months ended September 30, 2009 also included increased tolls resulting from a higher rate base due to the Line 4 Extension Project.

The increase in Athabasca System adjusted earnings for the first nine months of 2009, compared with the same period of 2008, reflected contributions from the Waupisoo Pipeline that went in service in June 2008 and the positive impact of terminal infrastructure additions. The increase in earnings was partially offset by higher operating costs.

Higher Southern Lights Pipeline earnings reflect AEDC recognized on a growing capital base while the project continued to be under construction as well as earnings from the new light sour pipeline which became operational during the first quarter of 2009.

The decrease in earnings in Feeder Pipelines and Other is due to increased business development costs.

12	MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquids Pipelines earnings for the nine months ended September 30, 2009 were impacted by an $8.7 million after-tax expense resulting from clean up and remediation costs related to a valve leak within the Enbridge Cheecham Terminal on the Athabasca System in January 2009, which is expected to be an abnormal and non-recurring event given the relative new condition of the terminal.

National Energy Board Decision

In October 2009, the NEB released a decision stating the generic multi-pipeline formula used to determine allowed return on equity (ROE) for pipeline companies is no longer in effect. The formula will not be replaced; instead returns will be determined through negotiated settlement between shippers and pipelines. As the formula is referenced in some industry current settlements, the NEB will continue to publish the generic ROE for 2010 and 2011, and if requested will continue to publish post-2011.

Certain of the Company’s Liquids Pipelines assets are regulated by the NEB; many of these agreements are negotiated, and to a lesser extent, some reference the multi-pipeline rate. Enbridge will continue to work with shippers to negotiate settlements and where it cannot, the Company does not expect there will be a material financial impact as a result of this decision.

GAS PIPELINES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Alliance Pipeline US	6.8	6.1	19.9	18.0
Vector Pipeline	2.8	3.1	12.1	10.1
Enbridge Offshore Pipelines (Offshore)	7.8	1.1	18.9	8.8
Adjusted Earnings	17.4	10.3	50.9	36.9
Alliance Pipeline US – shipper claim settlement	–	–	–	2.8
Offshore – property insurance recoveries from hurricanes, net of costs incurred	–	2.3	1.5	–
Earnings	17.4	12.6	52.4	39.7

Gas Pipelines adjusted earnings for the three and nine months ended September 30, 2009 were $17.4 million and $50.9 million, respectively, compared with $10.3 million and $36.9 million for the three and nine months ended September 30, 2008.

Offshore adjusted earnings for the three and nine months ended September 30, 2009 reflect increased volumes, including contributions from Shenzi, since its in-service date in April 2009, and Thunder Horse as well as favourable foreign exchange. Offshore adjusted earnings for 2009 included $3.8 million in insurance proceeds collected during the second quarter, which was an interim partial reimbursement for business interruption lost revenues and operating expenses associated with Hurricane Ike in 2008. Earnings for the nine months ended September 30, 2008 included approximately $2.0 million from business interruption proceeds related to lost revenue in 2005 and 2006 as a result of the 2005 hurricanes.

Gas Pipelines earnings were impacted by the following non-recurring or non-operating adjusting items:

•

Earnings for the nine months ended September 30, 2008 were impacted by $2.8 million in proceeds received by Alliance Pipeline US from the settlement of a claim against a former shipper which repudiated its capacity commitment.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	13

•

Earnings for the nine months ended September 30, 2009 included insurance proceeds of $1.5 million related to the replacement of damaged infrastructure as a result of the 2008 hurricanes. Earnings for the three months ended September 30, 2008 included insurance proceeds of $2.3 million reimbursing repair costs incurred during the second quarter of 2008 related to the replacement of damaged infrastructure as a result of the 2005 hurricanes.

Effective June 1, 2009, Offshore’s insurance policy no longer includes coverage related to named windstorms, such as hurricanes. The decision to exclude this coverage from the policy was a result of significant increases in insurance premiums and deductibles. As a result of the change in coverage, damage caused by future hurricanes could more significantly impact Offshore’s financial performance. Financial impacts may result from damage to the Company’s or customers’ facilities resulting in decreased revenues from lower throughput as well as inspection and repair costs. Partially offsetting this exposure, the Stingray Pipeline system implemented, as part of a 2009 FERC rate case settlement, an event surcharge mechanism to allow recovery from shippers for hurricane damage.

SPONSORED INVESTMENTS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge Energy Partners	28.5	13.2	76.6	41.9
Enbridge Energy, Limited Partnership – Alberta Clipper US	1.5	–	1.5	–
Enbridge Income Fund	11.2	9.6	34.2	31.0
Adjusted Earnings	41.2	22.8	112.3	72.9
EEP – unrealized derivative fair value gains	1.3	4.6	1.4	1.8
EEP – Lakehead System billing correction	–	–	3.1	–
EEP – dilution gain on Class A unit issuance	–	–	–	4.5
EEP – asset impairment loss	(12.2)	–	(12.2)	–
EIF – Alliance Canada shipper claim settlement	–	–	–	1.3
Earnings	30.3	27.4	104.6	80.5

Sponsored Investments’ adjusted earnings were $41.2 million for the three months ended September 30, 2009, compared with $22.8 million for the three months ended September 30, 2008. For the nine months ended September 30, 2009, adjusted earnings were $112.3 million, compared with $72.9 million in the comparable prior year period.

EEP adjusted earnings increased due to the Company’s higher ownership interest in EEP resulting from the December 2008 Class A unit subscription; an increased contribution due to higher crude oil delivery volumes and tariff surcharges for recent expansions; higher incentive income; and a more favourable foreign exchange rate.

In July 2009, the Company committed to fund 66.67% of the cost to construct the United States segment of the Alberta Clipper Project. Enbridge Energy, Limited Partnership (EELP) – Alberta Clipper US earnings are the Company’s earnings from its investment in EELP which is undertaking the project and represent AEDC recognized while the project is under construction.

EIF adjusted earnings reflected a year-over-year increase in the monthly distributions received from the preferred unit investment in EIF, primarily due to increased cash flow from expansion of the Saskatchewan System.

14	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sponsored Investment earnings for the three and nine months ended September 30, 2009 and 2008 were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EEP included a change in the unrealized fair value on derivative financial instruments in each period.
•	Earnings from EEP for the nine months ended September 30, 2009 included a Lakehead System billing correction of $3.1 million (net to Enbridge) related to services provided in prior periods.
•

EEP earnings for the nine months ended September 30, 2008 included dilution gains because Enbridge did not fully participate in EEP Class A unit offerings. Enbridge’s ownership interest in EEP decreased from 15.1% to 14.6% as a result of the offering in the first quarter of 2008. In December 2008, Enbridge purchased 16.3 million Class A common units of EEP, resulting in an ownership increase to 27.0%.

•	EEP earnings for the three months ended September 30, 2009 included an asset impairment loss of $12.2 million (net to Enbridge) related to the write-down of certain assets held for sale.
•

Earnings from EIF for the nine months ended September 30, 2008 included proceeds of $1.3 million from the settlement of a claim against a former shipper on Alliance Canada which repudiated its capacity commitment.

GAS DISTRIBUTION AND SERVICES

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Enbridge Gas Distribution (EGD)	(17.5)	(19.5)	75.9	76.1
Noverco	(4.6)	(5.1)	10.6	10.9
Enbridge Gas New Brunswick	4.4	3.8	12.9	10.5
Other Gas Distribution	(0.9)	(0.6)	6.5	5.6
Energy Services	(1.7)	(5.0)	28.7	8.5
Aux Sable	8.1	8.4	21.6	21.8
Other	(2.3)	(1.9)	(4.9)	(3.5)
Adjusted Earnings/(Loss)	(14.5)	(19.9)	151.3	129.9
EGD – colder than normal weather	–	–	14.0	9.9
EGD – interest income on GST refund	–	–	6.7	–
Energy Services – unrealized fair value gains/(losses), net	8.5	55.2	(2.7)	20.0
Energy Services – SemGroup and Lehman bankruptcies	–	(5.7)	–	(5.7)
Aux Sable – unrealized derivative fair value gains/(losses)	4.5	6.2	(13.6)	19.8
Other – adoption of new accounting standard	–	–	(2.7)	–
Earnings	(1.5)	35.8	153.0	173.9

Gas Distribution and Services adjusted loss for the three months ended September 30, 2009 was $14.5 million, a decrease of $5.4 million compared with an adjusted loss of $19.9 million for the three months ended September 30, 2008. Adjusted earnings for the nine months ended September 30, 2009 were $151.3 million, an increase of $21.4 million compared with adjusted earnings of $129.9 million in the prior year comparable period. This increase in the nine months adjusted earnings was primarily due to increased adjusted earnings at EGD, Energy Services and Aux Sable.

Losses are typically incurred during the third quarter of each year due lower summer month heating demand at various distribution franchises. For the three months ended September 30, 2009, EGD had an adjusted loss of

ENBRIDGE INC. THIRD QUARTER REPORT 2009	15

$17.5 million (2008 – loss of $19.5 million). The decrease in EGD’s adjusted loss in the third quarter of 2009 compared with the third quarter of 2008 was primarily due to customer growth and lower interest expense, partially offset by higher operating costs and estimated accrued earnings sharing with customers under the current incentive regulation term. EGD’s adjusted earnings for the nine months ended September 30, 2009 were $75.9 million compared with adjusted earnings of $76.1 million for the nine months ended September 30, 2008. EGD’s year-to-date adjusted earnings were comparable with the prior year, but reflected offsetting factors consistent with the quarter.

Energy Services adjusted loss decreased from $5.0 million for the three months ended September 30, 2008 to an adjusted loss of $1.7 million for the three months ended September 30, 2009. Energy Services adjusted earnings increased from $8.5 million for the nine months ended September 30, 2008 to $28.7 million for the nine months ended September 30, 2009. The increase was due to higher volumes and the impact of realizing favourable storage and transportation margins.

Gas Distribution and Services earnings were impacted by the following non-recurring or non-operating adjusting items:

•	Earnings from EGD for the nine months ended September 30, 2009 and 2008 are adjusted to reflect the impact of colder weather.
•	Earnings from EGD for the nine months ended September 30, 2009 included interest income of $6.7 million related to the recovery of excess GST remitted to Canada Revenue Agency.
•

Energy Services earnings for 2009 and 2008 reflected unrealized fair value gains and losses resulting from the revaluation of inventory and the revaluation of largely offsetting financial derivatives used to “lock-in” the profitability of forward transportation and storage transactions. During the first quarter of 2009, the Company adopted fair value accounting for inventory held at its commodity marketing businesses.

•	Energy Services earnings for the three and nine months ended September 30, 2008 included a $5.7 million write-off as a result of bankruptcies by SemGroup and Lehman Brothers.
•

Aux Sable earnings for each period reflected unrealized fair value changes on derivative financial instruments used to risk manage fractionation margin upside on natural gas processing volumes. Similar to Energy Services, these non-cash losses arose due to the revaluation of financial derivatives used to “lock in” the profitability of forward contracted prices.

•	Other reflected the write-off of $2.7 million in deferred development costs as a result of adopting a change in accounting standards, effective January 1, 2009.

INTERNATIONAL

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
OCENSA	–	7.7	6.6	23.1
CLH	–	–	–	24.7
Other	(1.1)	(1.0)	(3.9)	(3.0)
Adjusted Earnings/(Loss)	(1.1)	6.7	2.7	44.8
OCENSA – gain on sale of investment	–	–	329.0	–
CLH – gain on sale of investment	–	–	–	556.1
Earnings/(Loss)	(1.1)	6.7	331.7	600.9

16	MANAGEMENT’S DISCUSSION AND ANALYSIS

International adjusted loss was $1.1 million for the three months ended September 30, 2009 and adjusted earnings were $2.7 million for the nine months ended September 30, 2009 compared with adjusted earnings of $6.7 million and $44.8 million for the three and nine months ended September 30, 2008, respectively. The decrease in adjusted earnings/(loss) for both the three and nine months ended September 30, 2009, compared with the same periods of 2008, was a result of the sale of CLH in June 2008 and OCENSA in March 2009.

International earnings were impacted by the following non-recurring or non-operating adjusting items:

•	On March 17, 2009, the Company sold its investment in OCENSA, a crude oil export pipeline in Colombia, for proceeds of $511.8 million, resulting in a gain of $329.0 million.
•	On June 17, 2008, the Company sold its investment in CLH for proceeds of $1.38 billion, resulting in an after-tax gain of $556.1 million.

CORPORATE

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Adjusted Earnings/(Loss)	(9.9)	(8.2)	(14.1)	(36.8)
Unrealized derivative fair value gains	102.4	–	173.9	–
Unrealized foreign exchange gains on translation of intercompany loans, net	49.7	–	118.2	–
Gain on sale of investment in NTP	–	–	24.9	–
Impact of SIFT legislated tax changes	–	–	5.9	–
Gain on sale of corporate aircraft	–	–	–	4.9
U.S. pipeline tax decision	–	–	–	(32.2)
Earnings/(Loss)	142.2	(8.2)	308.8	(64.1)

Adjusted loss from Corporate was $9.9 million for the three months ended September 30, 2009, compared with an adjusted loss of $8.2 million for the comparable prior year period. Corporate adjusted loss was $14.1 million for the nine months ended September 30, 2009, compared with $36.8 million for the nine months ended September 30, 2008. This decrease in Corporate adjusted loss is a result of lower operating costs due to cost saving initiatives and foreign exchange gains realized on hedge settlements and on residual United States dollar cash balances as the result of a stronger United States dollar.

Corporate costs were impacted by the following non-recurring or non-operating adjusting items:

•

Earnings for both the three and nine months ended September 30, 2009 included unrealized fair value gains on the revaluation of derivative financial instruments resulting from forward risk management positions. The Company entered into foreign exchange derivative contracts in late 2008 and early 2009 to minimize the volatility of future United States dollar earnings. Additional derivative contracts used to mitigate cash flow volatility due to future interest rate fluctuations were entered into starting in the second quarter of 2009.

•	Earnings for 2009 included net unrealized foreign exchange gains on the translation of foreign-denominated intercompany loans.
•	On May 1, 2009, the Company sold its investment in NTP, an internet-based crude oil trading and clearing platform, for proceeds of $32.1 million, resulting in a gain of $24.9 million.
•	Earnings for the nine months ended September 30, 2009 included a $5.9 million benefit related to legislated SIFT tax changes.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	17

•	A $4.9 million gain on the sale of a corporate aircraft is included in earnings for the nine months ended September 30, 2008.
•

An unfavourable court decision related to the tax basis of previously owned United States pipeline assets resulted in the recognition of a $32.2 million income tax expense in the nine months ended September 30, 2008.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to utilize cash from operations, the issuance of commercial paper and credit facility draws to fund liabilities as they become due, finance capital expenditures and pay common share dividends through the remainder of 2009. At September 30, 2009, excluding the Southern Lights project financing, the Company had $6,506.4 million of committed credit facilities of which $3,182.7 million was drawn or allocated to backstop commercial paper. Though undrawn at September 30, 2009, the Company has provided its affiliates EEP and EIF with liquidity support of US$650 million and $100 million, respectively, under revolving credit agreements. As a result, the Company had net available liquidity at September 30, 2009 of $2,813.9 million, inclusive of unrestricted cash and cash equivalents of $287.1 million. The net available liquidity is expected to be sufficient to finance all currently secured capital projects, including the investment in the United States portion of the Alberta Clipper project, and to provide flexibility for new investment opportunities.

In July 2009, the Company secured additional committed credit facilities and amended existing credit facilities to increase total Corporate credit facilities by $70 million and decrease Gas Distribution and Services credit facilities by $200 million.

In June 2009, EIF secured additional credit facilities of $150 million of which the Company committed $100 million on the same terms as a third party bank lender. This additional credit supplements EIF’s liquidity to finance its capital program and upcoming debt maturity.

In April 2009, EEP secured additional credit facilities of US$350 million of which the Company committed US$150 million on the same terms as the third party bank lenders. This additional liquidity will help EEP manage its 2009 capital program. Enbridge, as EEP’s General Partner, is supportive of EEP in executing its extensive capital expenditure program which, in certain cases, is integrated with Enbridge’s operational asset base. On July 20, 2009, Enbridge announced that it will fund two-thirds of the US$1.2 billion United States segment of the Alberta Clipper project. As a result of this investment, it is expected that EEP will no longer require all of the liquidity support currently provided by the Company.

The following table provides details of the Company’s credit facilities at September 30, 2009.

(millions of Canadian dollars)	Expiry Dates	Total Facilities	Credit Facility Draws[2]	Available
Liquids Pipelines	2011	1,300.0	625.5	674.5
Gas Distribution and Services	2010 - 2011	812.9	361.3	451.6
Corporate	2010 - 2013	4,393.5	2,195.9	2,197.6
		6,506.4	3,182.7	3,323.7
Southern Lights project financing[1]		1,829.2	1,410.0	419.2
Credit facilities		8,335.6	4,592.7	3,742.9

1.	Total facilities inclusive of overrun facilities of $126.5 million and letter of credit facilities of $63.2 million which are available if certain conditions related to the project are met.
2.	Includes facility draws and commercial paper issuances, net of discount, that are back-stopped by the credit facility and letters of credit.

18	MANAGEMENT’S DISCUSSION AND ANALYSIS

During 2009, Enbridge economically hedged a significant amount of its exposure to interest rate volatility by “locking-in” or capping the rate on short-term borrowings (commercial paper and bank facilities) and future term debt issuances. The total notional principle of short-term floating rate borrowings outstanding at September 30, 2009 for the years ended December 31, 2009 through 2013 is $3,137 million, $3,627 million, $3,076 million, $3,076 million and $2,271 million, respectively, which has been hedged at a weighted average interest rate of 2.4%. Anticipated term debt issuances through 2020 of $2,500 million have been hedged at a weighted average interest rate for the underlying government bond benchmark of 4.2%.

OPERATING ACTIVITIES

Cash provided by operating activities was $230.3 million and $1,810.0 million for the three and nine months ended September 30, 2009, respectively, compared with cash used in operating activities of $131.8 million in the third quarter of 2008 and cash provided by operating activities of $950.5 million for the nine months ended September 30, 2008. This increase resulted primarily from increased earnings and favourable changes in operating assets and liabilities at EGD due to lower gas prices.

There are no material restrictions on the Company’s cash with the exception of proportionately consolidated joint venture cash of $101.9 million, which cannot be accessed until distributed to the Company, and cash in trust of $15.6 million for specific shipper commitments.

INVESTING ACTIVITIES

Cash used in investing activities for the three and nine months ended September 30, 2009 was $1,292.7 million and $2,143.9 million, respectively, compared with $824.2 million and $761.3 million for the three and nine months ended September 30, 2008. The increase in cash used in investing activities is primarily due to increased capital expenditures on growth projects throughout 2009 compared with the prior year. For the nine months ended September 30, 2009, the expenditures were partially offset by proceeds from the sale of OCENSA and property, plant and equipment. For the nine months ended September 30, 2008, the expenditures were partially offset by proceeds from the sale of CLH.

FINANCING ACTIVITIES

Cash provided by financing activities was $1,112.6 million for the three months ended September 30, 2009, compared with $914.9 million for the three months ended September 30, 2008. The increase in cash provided by financing activities primarily resulted from the issuance of a $400 million 10-year term note, a $200 million 30-year term note and a net increase in short-term borrowings and credit facility draws. For the nine months ended September 30, 2009, cash provided by financing activities was $196.8 million compared with cash used in financing activities of $89.2 million for the corresponding period of 2008. The increase in cash provided by financing activities primarily resulted from the issuances of medium-term notes in excess of 2009 term debt maturities and short-term debt repayments given that many of Enbridge’s capital projects are completed or nearing completion.

Effective March 1, 2008 onward, participants in the Company’s Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of common shares with reinvested dividends. For the three months ended September 30, 2009, dividends declared were $139.0 million, of which $101.3 million were paid in cash and reflected in financing activities. The remaining $37.7 million of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. For the nine months ended September 30, 2009, dividends declared were $415.6 million of which $311.6 million were paid in cash and reflected in financing activities. The remaining $104.0 million of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. For the three and nine months ended September 30, 2009, 27% and 24%, respectively, of total dividends declared were reinvested.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	19

On November 4, 2009, the Enbridge Board of Directors declared quarterly dividends of $0.37 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on December 1, 2009 to shareholders of record on November 16, 2009.

Capital Expenditure Commitments

The Company has signed contracts for the purchase of services, pipe and other materials totaling $1,260.4 million. Of this amount, $747.7 million is to be used in the construction of several Liquids Pipelines projects including Southern Lights Pipeline and the Canadian segment of the Alberta Clipper Project.

On July 20, 2009, the Company committed to fund 66.67% of the United States segment of the Alberta Clipper Project through EELP. The total cost of the United States segment is estimated at US$1.2 billion.

CRITICAL ACCOUNTING ESTIMATES

ASSET RETIREMENT OBLIGATIONS

In May 2009, the NEB released a report on the financial issues associated with pipeline abandonment. The NEB will require all companies to formally assess the timeline and cost of future abandonment and, if necessary, set aside funds to cover future abandonment costs. All pipelines regulated under the NEB Act will be required to comply with the report’s framework and action plan. The NEB began hosting technical meetings in September 2009 to evaluate how abandonment estimates will be calculated and submitted as well as proposals for how funds will be collected and set aside. The NEB’s goal is for companies, as required, to begin setting aside funds for abandonment no later than the end of May 2014. Currently, for certain of the Company’s assets, it is not practical to make a reasonable estimate of asset retirement obligations for accounting purposes due to the indeterminate timing and the scope of asset retirements. However, should the NEB action plan result in a reasonable estimate of asset retirement obligations for accounting purposes, financial statement recognition of those obligations may be made in future periods. As a result, regulatory assets and liabilities may be recognized to the extent the timing of recovery from shippers differs from the recognition of abandonment costs for accounting purposes.

CHANGES IN ACCOUNTING POLICIES

Information about the Company’s changes in accounting policies is included in Note 1 to the September 30, 2009 Consolidated Financial Statements.

FUTURE ACCOUNTING POLICY CHANGES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Canadian Accounting Standards Board (AcSB) confirmed in February 2008 that publicly accountable entities will be required to adopt IFRS for interim and annual financial statements beginning on January 1, 2011, including comparative financial statements for 2010.

Enbridge has developed a Project Charter and multi-year transition plan which includes an IFRS governance structure to monitor the progress of the transition. The Audit, Finance and Risk Committee of the Board of Directors receives regular reports on the advancement of the conversion to IFRS. In addition, the Company has trained internal IFRS team members and has hired a public accounting firm to assist with project management and to provide technical accounting advice on the interpretation and application of IFRS.

The Company is progressing on track against its project plan. To date, preliminary accounting directions, detailed IFRS compliant accounting policies and system change needs to create 2010 comparative financial statements are complete.

20	MANAGEMENT’S DISCUSSION AND ANALYSIS

During the fourth quarter of 2009, the Company expects to complete model financial statement disclosures that will identify the type of information and the level of detail the Company will disclose under IFRS, develop processes to derive the 2010 opening balance sheet under IFRS and build processes to create 2010 IFRS compliant financial information for comparative purposes.

Also, the Company actively monitors the activities of the AcSB and the International Accounting Standards Board (IASB) which may issue new accounting standards during the period leading up to conversion. The Company will modify its project plan to incorporate new accounting requirements as they are issued.

Information systems, business processes, internal controls, tax implications, training and change management dimensions are being considered holistically and individually throughout the conversion project. Resources are devoted to each dimension and activity levels throughout 2010 will further intensify.

The detailed project plan and the expected timing of key activities identified above may change prior to the IFRS conversion date due to the issuance of new accounting standards or amendments to existing accounting standards, changes in regulation or economic conditions or other factors.

SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars, except per share amounts)	2009			2008				2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	2,628.7	2,867.6	3,782.6	3,923.5	4,368.5	3,871.5	3,967.8	3,198.5
Earnings applicable to common shareholders	303.8	393.0	558.1	263.4	148.4	657.7	251.3	248.6
Earnings per common share	0.83	1.08	1.54	0.72	0.41	1.83	0.70	0.70
Diluted earnings per common share	0.83	1.08	1.53	0.71	0.41	1.81	0.70	0.69
Dividends per common share	0.3700	0.3700	0.3700	0.3300	0.3300	0.3300	0.3300	0.3075

1.	Quarterly financial information has been extracted from financial statements prepared in accordance with Canadian GAAP.

Revenues includes amounts billed to customers of EGD for natural gas, which varies with fluctuations in the commodity price and seasonal heating demand. Higher natural gas commodity prices increase revenues, but would not similarly impact earnings, given the cost of natural gas flows through to customers. Fluctuations in commodity prices impact revenues and earnings from Energy Services businesses.

Significant items that impacted the quarterly earnings and revenues were as follows:

•

Third quarter 2009 earnings reflect AEDC in Liquids Pipelines as well as unrealized fair value gains on derivative financial instruments used to risk manage foreign exchange and interest rate variability.

•

Second quarter 2009 earnings reflect a higher contribution from EEP, AEDC in Liquids Pipelines as well as unrealized fair value gains on derivative financial instruments used to risk manage commodity, foreign exchange and interest rate variability.

•	First quarter 2009 earnings reflect a gain of $329 million on the disposition of the Company’s investment in OCENSA. Revenues decreased due to lower average commodity prices relative to 2008.
•	Fourth quarter earnings in 2008 reflect AEDC in Liquids Pipelines, a higher contribution from EGD and unrealized fair value gains on derivative financial instruments in Aux Sable and Energy Services.
•	Third quarter earnings in 2008 reflect increased earnings from Athabasca System, EGD, Aux Sable and Energy Services. Revenues increased due to higher average commodity prices in 2008.
•	Second quarter 2008 earnings included a gain on the sale of the Company’s investment in CLH as well as increased earnings from EEP, Aux Sable and Energy Services.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	21

•

First quarter 2008 earnings included higher contributions from EGD as well as improved results in Aux Sable and Energy Services, partially offset by the recognition of an income tax charge related to previously owned United States pipeline assets.

•	Fourth quarter earnings in 2007 included the impact of tax changes, which increased consolidated earnings.

NON-GAAP RECONCILIATIONS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
GAAP earnings as reported	303.8	148.4	1,254.9	1,057.4
Significant after-tax non-recurring or non-operating factors and variances:
Liquids Pipelines
Athabasca System – leak remediation costs	2.7	–	8.7	–
Gas Pipelines
Alliance Pipeline US – shipper claim settlement	–	–	–	(2.8)
Offshore – property insurance recovery from hurricanes, net of costs incurred	–	(2.3)	(1.5)	–
Sponsored Investments
EEP – unrealized derivative fair value gains	(1.3)	(4.6)	(1.4)	(1.8)
EEP – Lakehead System billing correction	–	–	(3.1)	–
EEP – dilution gain on Class A unit issuance	–	–	–	(4.5)
EEP – asset impairment loss	12.2	–	12.2	–
EIF – Alliance Canada shipper claim settlement	–	–	–	(1.3)
Gas Distribution and Services
EGD – colder than normal weather	–	–	(14.0)	(9.9)
EGD – interest income on GST refund	–	–	(6.7)	–
Energy Services – unrealized fair value (gains)/losses, net	(8.5)	(55.2)	2.7	(20.0)
Energy Services – SemGroup and Lehman bankruptcies	–	5.7	–	5.7
Aux Sable – unrealized derivative fair value (gains)/losses	(4.5)	(6.2)	13.6	(19.8)
Other – adoption of new accounting standard	–	–	2.7	–
International
OCENSA – gain on sale of investment	–	–	(329.0)	–
CLH – gain on sale of investment	–	–	–	(556.1)
Corporate
Unrealized derivative fair value gains	(102.4)	–	(173.9)	–
Unrealized foreign exchange gains on translation of intercompany loans, net	(49.7)	–	(118.2)	–
Gain on sale of investment in NTP	–	–	(24.9)	–
Impact of SIFT legislated tax changes	–	–	(5.9)	–
Gain on sale of corporate aircraft	–	–	–	(4.9)
U.S. pipeline tax decision	–	–	–	32.2
Adjusted Earnings	152.3	85.8	616.2	474.2

22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING SHARE DATA

Number
Preferred Shares, Series A (non-voting equity shares)	5,000,000
Common Shares – issued and outstanding (voting equity shares)	376,747,636
Stock Options – issued and outstanding (7,955,325 vested)	16,466,823

Outstanding share data information is provided as at October 26, 2009.

Dated November 4, 2009

ENBRIDGE INC. THIRD QUARTER REPORT 2009	23

ENBRIDGE INC.

HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Earnings Applicable to Common Shareholders
Liquids Pipelines	116.5	74.1	304.4	226.5
Gas Pipelines	17.4	12.6	52.4	39.7
Sponsored Investments	30.3	27.4	104.6	80.5
Gas Distribution and Services	(1.5)	35.8	153.0	173.9
International	(1.1)	6.7	331.7	600.9
Corporate	142.2	(8.2)	308.8	(64.1)
	303.8	148.4	1,254.9	1,057.4
Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	348.4	183.8	1,212.1	889.7
Cash provided by operating activities	230.3	(131.8)	1,810.0	950.5
Additions to property, plant and equipment	930.2	790.8	2,280.6	2,023.3
Total Common Share Dividends	139.0	122.5	415.6	366.4
Per Common Share Information
Earnings per Common Share	0.83	0.41	3.45	2.94
Diluted Earnings per Common Share	0.83	0.41	3.43	2.92
Dividends per Common Share	0.37	0.33	1.11	0.99
Shares Outstanding
Weighted Average Common Shares Outstanding (millions)	364.8	361.0	363.5	359.3
Diluted Weighted Average Common Shares Outstanding (millions)	367.3	363.8	365.6	362.1
Operating Data
Liquids Pipelines – Average Deliveries (thousands of barrels per day)
Enbridge System[1]	2,094	1,970	2,038	2,002
Athabasca System[2]	268	233	265	190
Spearhead Pipeline	141	110	119	108
Olympic Pipeline	294	292	280	292
Gas Pipelines – Average Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,559	1,546	1,612	1,618
Vector Pipeline	1,098	1,207	1,324	1,298
Enbridge Offshore Pipelines	2,191	1,601	2,051	1,740
Gas Distribution and Services[3]
Volumes (billion cubic feet per period)	41	45	294	307
Number of active customers (thousands)	1,966	1,922	1,966	1,922
Degree day deficiency[4]
Actual	70	72	2,500	2,423
Forecast based on normal weather	83	87	2,316	2,332

1.	Enbridge System includes Canadian mainline deliveries in Western Canada and to the Lakehead System at the U.S. border as well as Line 8 and Line 9 in Eastern Canada.
2.	Athabasca volumes include both the Athabasca mainline and the Waupisoo Pipeline and do not include laterals on the Athabasca System.
3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.
4.	Degree day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

24	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Revenues
Commodity sales	1,962.6	3,766.4	7,228.9	10,316.7
Transportation and other services	666.1	602.1	2,050.0	1,891.1
	2,628.7	4,368.5	9,278.9	12,207.8
Expenses
Commodity costs	1,828.6	3,590.7	6,720.8	9,869.1
Operating and administrative	333.9	327.4	1,042.1	927.9
Depreciation and amortization	190.9	171.3	561.7	483.3
	2,353.4	4,089.4	8,324.6	11,280.3
	275.3	279.1	954.3	927.5
Income from Equity Investments	25.7	32.0	138.0	122.2
Other Investment Income	256.0	41.4	542.8	138.4
Interest Expense	(149.7)	(133.3)	(430.8)	(398.6)
Gain on Sale of Investments (Note 3)	–	–	364.9	694.6
	407.3	219.2	1,569.2	1,484.1
Non-Controlling Interests	(7.2)	(13.9)	(28.9)	(40.5)
	400.1	205.3	1,540.3	1,443.6
Income Taxes	(94.6)	(55.2)	(280.3)	(381.1)
Earnings	305.5	150.1	1,260.0	1,062.5
Preferred Share Dividends	(1.7)	(1.7)	(5.1)	(5.1)
Earnings Applicable to Common Shareholders	303.8	148.4	1,254.9	1,057.4
Earnings per Common Share	0.83	0.41	3.45	2.94
Diluted Earnings per Common Share	0.83	0.41	3.43	2.92

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	25

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Earnings	305.5	150.1	1,260.0	1,062.5
Other Comprehensive Income/(Loss)
Change in unrealized losses on cash flow hedges, net of tax	(57.0)	(63.2)	(122.0)	(59.7)
Reclassification to earnings of realized cash flow hedges, net of tax	19.8	16.8	110.1	13.7
Reclassification to earnings of unrealized cash flow hedges, net of tax (Note 3)	–	–	(19.9)	–
Other comprehensive income/(loss) from equity investees, net of tax	(13.0)	43.1	(25.6)	8.3
Non-controlling interest in other comprehensive income	4.5	(20.2)	7.1	(2.4)
Change in foreign currency translation adjustment	(359.1)	93.9	(630.9)	164.8
Change in unrealized gains/(losses) on net investment hedges, net of tax	71.7	(35.7)	136.3	(71.9)
Other Comprehensive Income/(Loss)	(333.1)	34.7	(544.9)	52.8
Comprehensive Income/(Loss)	(27.6)	184.8	715.1	1,115.3

See accompanying notes to the unaudited consolidated financial statements.

26	INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Nine months ended September 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2009	2008
Preferred Shares	125.0	125.0
Common Shares
Balance at beginning of period	3,194.0	3,026.5
Common shares issued	4.0	–
Dividend reinvestment and share purchase plan	104.0	106.1
Shares issued on exercise of stock options	20.8	30.0
Balance at End of Period	3,322.8	3,162.6
Contributed Surplus
Balance at beginning of period	37.9	25.7
Stock-based compensation	16.6	12.5
Options exercised	(1.1)	(2.1)
Balance at End of Period	53.4	36.1
Retained Earnings
Balance at beginning of period	3,383.4	2,537.3
Earnings applicable to common shareholders	1,254.9	1,057.4
Common share dividends	(415.6)	(366.4)
Dividends paid to reciprocal shareholder	12.5	11.0
Balance at End of Period	4,235.2	3,239.3
Accumulated Other Comprehensive Income/(Loss)
Balance at beginning of period	32.8	(285.0)
Other comprehensive income/(loss)	(544.9)	52.8
Balance at End of Period	(512.1)	(232.2)
Reciprocal Shareholding	(154.3)	(154.3)
Total Shareholders’ Equity	7,070.0	6,176.5
Dividends Paid per Common Share	1.11	0.99

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	27

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
(unaudited; millions of Canadian dollars)	2009	2008	2009	2008
Operating Activities
Earnings	305.5	150.1	1,260.0	1,062.5
Depreciation and amortization	190.9	171.3	561.7	483.3
Unrealized (gains)/losses on derivative instruments	(153.0)	(97.9)	(201.7)	(76.5)
Equity earnings (in excess of)/less than cash distributions	18.1	(10.6)	0.3	(51.4)
Gain on reduction of ownership interest	–	–	–	(12.3)
Gain on sale of investment in NetThruPut	–	–	(28.8)	–
Gain on sale of investment in OCENSA	–	–	(336.1)	–
Gain on sale of investment in CLH	–	–	–	(694.6)
Future income taxes	71.9	(42.0)	111.3	138.0
Allowance for equity funds used during construction	(33.3)	(14.2)	(93.9)	(35.1)
Non-controlling interests	7.2	13.9	28.9	40.5
Other	(58.9)	13.2	(89.6)	35.3
Changes in operating assets and liabilities	(118.1)	(315.6)	597.9	60.8
	230.3	(131.8)	1,810.0	950.5
Investing Activities
Long-term investments	(222.7)	(0.7)	(224.4)	(7.5)
Affiliate loans, net	(178.1)	–	(178.1)	–
Sale of investment in NetThruPut	–	–	22.6	–
Sale of investment in OCENSA	–	–	511.8	–
Sale of investment in CLH	–	–	–	1,369.0
Sale of property, plant and equipment (Note 7)	–	–	87.2	–
Settlement of OCENSA currency hedges	–	–	5.8	–
Settlement of CLH hedges	–	–	–	(47.0)
Additions to property, plant and equipment	(930.2)	(790.8)	(2,280.6)	(2,023.3)
Additions to intangible assets	(14.6)	(29.0)	(52.7)	(61.3)
Change in construction payable	52.9	(3.7)	(35.5)	8.8
	(1,292.7)	(824.2)	(2,143.9)	(761.3)
Financing Activities
Net change in short-term borrowings	353.8	662.9	(520.8)	190.0
Net change in commercial paper and credit facility draws	275.7	(50.8)	323.7	(294.1)
Net change in non-recourse short-term debt	(6.9)	2.2	(7.2)	7.1
Debenture and term note issues	600.0	–	1,000.0	–
Debenture and term note repayments	–	(352.0)	(416.2)	(452.0)
Net change in Southern Lights project financing	–	739.4	190.2	739.4
Net non-recourse long-term debt repayments	(3.0)	1.9	(40.0)	(28.2)
Distributions to non-controlling interests	(10.0)	2.7	(34.8)	(10.4)
Common shares issued	6.0	1.0	18.6	25.3
Preferred share dividends	(1.7)	(1.7)	(5.1)	(5.1)
Common share dividends	(101.3)	(90.7)	(311.6)	(261.2)
	1,112.6	914.9	196.8	(89.2)
Increase/(Decrease) in Cash and Cash Equivalents	50.2	(41.1)	(137.1)	100.0
Cash and Cash Equivalents at Beginning of Period	354.4	307.8	541.7	166.7
Cash and Cash Equivalents at End of Period[1]	404.6	266.7	404.6	266.7

See accompanying notes to the unaudited consolidated financial statements.

1.	Cash and cash equivalents at September 30, 2009 consists of $174.5 million (2008 – $151.1 million) of cash and $230.1 million (2008 – $115.6 million) of short-term investments.

28	INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited; millions of Canadian dollars)	September 30, 2009	December 31, 2008
Assets
Current Assets
Cash and cash equivalents	404.6	541.7
Accounts receivable and other	1,559.1	2,322.5
Inventory	796.6	844.7
	2,760.3	3,708.9
Property, Plant and Equipment, net (Note 1)	18,086.4	16,156.9
Long-Term Investments	2,205.8	2,491.8
Deferred Amounts and Other Assets (Notes 1, 4 and 5)	2,687.1	1,318.4
Intangible Assets (Note 1)	467.6	458.0
Goodwill	380.0	389.2
Future Income Taxes	119.6	178.2
	26,706.8	24,701.4
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	353.8	874.6
Accounts payable and other	2,137.3	2,411.5
Interest payable	121.9	101.9
Current maturities of long-term debt	550.7	533.8
Current maturities of non-recourse debt	188.0	184.7
	3,351.7	4,106.5
Long-Term Debt	10,831.5	10,154.9
Non-Recourse Long-Term Debt	1,349.5	1,474.0
Other Long-Term Liabilities (Notes 1, 4 and 5)	1,285.5	259.0
Future Income Taxes (Note 1)	2,096.5	1,290.8
Non-Controlling Interests	722.1	797.4
	19,636.8	18,082.6
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	3,322.8	3,194.0
Contributed surplus	53.4	37.9
Retained earnings	4,235.2	3,383.4
Accumulated other comprehensive income/(loss)	(512.1)	32.8
Reciprocal shareholding	(154.3)	(154.3)
	7,070.0	6,618.8
	26,706.8	24,701.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	29

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Enbridge Inc. (Enbridge or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These interim consolidated financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2008 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s consolidated financial statements are described in Note 9. These interim consolidated financial statements follow the same significant accounting policies and methods of application as those included in the 2008 Annual Report, except as described in Note 1.

Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

1.  CHANGES IN ACCOUNTING POLICIES

ACCOUNTING FOR THE EFFECTS OF RATE REGULATION

Effective January 1, 2009, the Company adopted revisions to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100, Generally Accepted Accounting Principles and Section 3465, Income Taxes. In accordance with the transitional provisions in these revised standards, the revisions to Section 1100 were adopted prospectively and accordingly, prior periods were not restated, while the revisions to Section 3465 were applied retrospectively without restatement of prior periods. The adoption of the revised standards did not impact the Company’s earnings or cash flows.

Generally Accepted Accounting Principles

The revised standard no longer provides a temporary exemption for rate-regulated entities to permit assets and liabilities to be measured on a basis other than in accordance with primary sources of Canadian GAAP. As a result, for the Gas Distribution and Services (GD&S) pension plans and post-employment benefits other than pensions (OPEB), the Company recognized post-employment benefit assets and liabilities for the amount of benefits expected to be included in future rates and recovered from, or paid to, customers. In addition, the Company reclassified reserves for future removal and site restoration in GD&S.

Pension Plans and OPEB

On adoption of the revised standard, at January 1, 2009, the Company recognized a net pension asset of $156.8 million and a net OPEB liability of $74.5 million, with an offsetting long-term regulatory liability and long-term regulatory asset, respectively. At September 30, 2009, the Company had a net pension asset of $182.2 million and a net OPEB liability of $81.3 million, with an offsetting net pension regulatory liability and a net OPEB regulatory asset.

Future Removal and Site Restoration Reserves

At January 1, 2009, on adoption of the revised standard, the Company reclassified amounts collected for future removal and site restoration of $656.7 million, which were previously netted against Property, Plant and Equipment, to a long-term regulatory liability. At September 30, 2009, the long-term regulatory liability was $695.0 million.

Income Taxes

The revised standard removes the exemption for rate-regulated entities to recognize future income taxes to the extent they were expected to be included in regulator-approved future rates and recovered from or refunded to future customers. As a result, on January 1, 2009, the Company recognized a future income tax liability of $816.1 million on regulatory assets, primarily property, plant and equipment, with an offsetting long-term regulatory asset. A regulatory asset has been recognized as the associated future income tax expense is expected to be recoverable in rates.

30	INTERIM FINANCIAL STATEMENTS

At September 30, 2009, the Company had a future income tax liability of $843.0 million related to regulatory assets, primarily property, plant and equipment, with an offsetting long-term regulatory asset.

Long-term regulatory assets are recorded in Deferred Amounts and Other Assets and current regulatory assets are recorded in Accounts Receivable and Other. Long-term regulatory liabilities are recorded in Other Long-Term Liabilities and current regulatory liabilities are recorded in Accounts Payable and Other.

INTANGIBLE ASSETS

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result of adopting this standard, the Company has reclassified certain software costs from Property, Plant and Equipment to Intangible Assets. This standard has been applied retrospectively and affects presentation only.

As a result of adopting this standard, on January 1, 2009, the Company reclassified $232.7 million of net software costs from Property, Plant and Equipment to Intangible Assets. At September 30, 2009, the Company had $265.7 million of net software costs recorded in Intangible Assets.

COMMODITY INVENTORY

Effective January 1, 2009, the Company changed its accounting policy for inventory held by its commodity marketing businesses and began measuring commodity inventory at fair value, as measured at the spot price less costs to sell rather than lower of cost or net realizable value. This measurement basis is a more reliable measurement for commodity inventory used for marketing purposes and better matches the commodity inventory with the derivatives used to “lock in” the margin. This change in accounting policy has been accounted for retrospectively and did not result in restatements of the comparative Consolidated Statements of Earnings, Comprehensive Income, Shareholders’ Equity or Cash Flows for the three and nine months ended September 30, 2008 and the comparative Consolidated Statement of Financial Position as at December 31, 2008 as the amounts were considered immaterial. For the three and nine months ended September 30, 2009, unrealized fair value adjustments on inventory, net of tax, were a loss of $12.8 million and a gain of $6.2 million, respectively.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	31

2.  SEGMENTED INFORMATION

Three months ended September 30, 2009	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	339.0	96.1	79.4	2,105.1	1.5	7.6	2,628.7
Commodity costs	–	–	–	(1,828.6)	–	–	(1,828.6)
Operating and administrative	(139.3)	(24.9)	(29.4)	(131.7)	(2.6)	(6.0)	(333.9)
Depreciation and amortization	(59.7)	(25.7)	(22.8)	(75.9)	–	(6.8)	(190.9)
	140.0	45.5	27.2	68.9	(1.1)	(5.2)	275.3
Income from equity investments	–	–	36.2	(10.5)	–	–	25.7
Other investment income and gain on sale of investments	42.9	2.5	4.4	2.5	(0.4)	204.1	256.0
Interest and preferred share dividends	(28.1)	(16.5)	(13.7)	(45.7)	–	(47.4)	(151.4)
Non-controlling interests	(0.5)	–	(5.0)	(1.7)	–	–	(7.2)
Income taxes	(37.8)	(14.1)	(18.8)	(15.0)	0.4	(9.3)	(94.6)
Earnings applicable to common shareholders	116.5	17.4	30.3	(1.5)	(1.1)	142.2	303.8

Three months ended September 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	287.4	85.9	72.2	3,918.3	2.0	2.7	4,368.5
Commodity costs	–	–	–	(3,590.7)	–	–	(3,590.7)
Operating and administrative	(128.7)	(22.9)	(23.2)	(141.4)	(3.0)	(8.2)	(327.4)
Depreciation and amortization	(47.9)	(25.9)	(20.3)	(75.4)	(0.2)	(1.6)	(171.3)
	110.8	37.1	28.7	110.8	(1.2)	(7.1)	279.1
Income from equity investments	0.1	0.1	41.9	(10.5)	–	0.4	32.0
Other investment income and gain on sale of investments	12.9	1.5	2.2	4.9	8.4	11.5	41.4
Interest and preferred share dividends	(25.6)	(17.3)	(14.8)	(49.6)	–	(27.7)	(135.0)
Non-controlling interests	(0.2)	–	(11.6)	(1.8)	–	(0.3)	(13.9)
Income taxes	(23.9)	(8.8)	(19.0)	(18.0)	(0.5)	15.0	(55.2)
Earnings applicable to common shareholders	74.1	12.6	27.4	35.8	6.7	(8.2)	148.4

Nine months ended September 30, 2009	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	972.5	300.2	231.4	7,740.4	3.6	30.8	9,278.9
Commodity costs	–	–	–	(6,719.8)	–	(1.0)	(6,720.8)
Operating and administrative	(423.4)	(85.5)	(80.7)	(419.7)	(8.3)	(24.5)	(1,042.1)
Depreciation and amortization	(168.1)	(84.5)	(64.6)	(224.4)	(0.2)	(19.9)	(561.7)
	381.0	130.2	86.1	376.5	(4.9)	(14.6)	954.3
Income from equity investments	–	–	139.7	(1.7)	–	–	138.0
Other investment income and gain on sale of investments	112.2	11.8	8.9	7.7	342.9	424.2	907.7
Interest and preferred share dividends	(106.0)	(54.7)	(42.1)	(135.4)	–	(97.7)	(435.9)
Non-controlling interests	(1.3)	–	(21.8)	(5.0)	–	(0.8)	(28.9)
Income taxes	(81.5)	(34.9)	(66.2)	(89.1)	(6.3)	(2.3)	(280.3)
Earnings applicable to common shareholders	304.4	52.4	104.6	153.0	331.7	308.8	1,254.9

32	INTERIM FINANCIAL STATEMENTS

Nine months ended September 30, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate	Consolidated
(millions of Canadian dollars)
Revenues	831.6	252.0	213.8	10,895.7	7.1	7.6	12,207.8
Commodity costs	–	–	–	(9,869.1)	–	–	(9,869.1)
Operating and administrative	(353.4)	(74.8)	(66.7)	(402.0)	(10.8)	(20.2)	(927.9)
Depreciation and amortization	(130.6)	(70.2)	(58.2)	(218.7)	(0.6)	(5.0)	(483.3)
	347.6	107.0	88.9	405.9	(4.3)	(17.6)	927.5
Income from equity investments	(0.2)	0.1	99.9	(1.4)	25.0	(1.2)	122.2
Other investment income and gain on sale of investments	34.9	7.5	23.5	14.2	719.0	33.9	833.0
Interest and preferred share dividends	(80.5)	(48.9)	(45.2)	(147.7)	–	(81.4)	(403.7)
Non-controlling interests	(0.9)	–	(33.6)	(5.2)	–	(0.8)	(40.5)
Income taxes	(74.4)	(26.0)	(53.0)	(91.9)	(138.8)	3.0	(381.1)
Earnings applicable to common shareholders	226.5	39.7	80.5	173.9	600.9	(64.1)	1,057.4

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Liquids Pipelines	827.2	645.5	2,041.0	1,584.9
Gas Pipelines	8.2	11.8	66.6	107.8
Sponsored Investments	12.6	6.2	19.8	31.1
Gas Distribution and Services	132.7	110.0	264.5	249.5
International and Corporate	14.5	31.5	14.3	85.1
	995.2	805.0	2,406.2	2,058.4

3.  GAIN ON SALE OF INVESTMENTS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
NetThruPut (NTP)	–	–	28.8	–
Oleoducto Central S.A. (OCENSA)	–	–	336.1	–
Compañía Logística de Hidrocarburos CLH, S.A. (CLH)	–	–	–	694.6
	–	–	364.9	694.6

NTP

On May 1, 2009, the Company sold its investment in NTP, an internet-based exchange facility for physical crude oil products, for proceeds of $32.1 million. Earnings generated by the NTP investment were nil (2008 – $0.3 million) and $0.8 million (2008 – $0.9 million), for the three and nine months ended September 30, 2009, respectively, and are included in the Corporate operating segment.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	33

OCENSA

On March 17, 2009, the Company sold its investment in OCENSA, a crude oil pipeline in Colombia, for proceeds of $511.8 million (US$402.4 million). There were no earnings or cash flows from operating activities generated by this investment for the three months ended September 30, 2009 (2008 – $7.7 million). Earnings and cash flows from operating activities generated by this investment for the nine months ended September 30, 2009 were $6.6 million (2008 – $23.1 million). Earnings from the OCENSA investment were included in the International operating segment. As a result of the sale of OCENSA, the Company reclassified $19.9 million of after-tax gains on unrealized cash flow hedges from Other Comprehensive Income (OCI) to earnings.

CLH

On June 17, 2008, the Company sold its 25% investment in CLH for total proceeds of $1.38 billion (876 million euros), including a dividend receivable of $17.3 million (10.9 million euros), net of transaction costs. Earnings generated by the CLH investment were nil and $24.7 million for the three and nine months ended September 30, 2008, respectively, and were included in the International operating segment. Cash from operating activities generated by the CLH investment were nil and $11.5 million for the three and nine months ended September 30, 2008, respectively. As at December 31, 2008, the dividend receivable was fully collected.

4.  RISK MANAGEMENT

The Company is exposed to cash flow and revaluation risk due to the volatility of interest rates. During 2009, the Company began entering into derivative instruments to mitigate cash flow volatility due to the effect of future interest rate fluctuations on current and anticipated debt issuances. The Company intends to use these instruments to hedge future interest payments during the years ending December 31, 2009 through 2020.

The total notional principal of interest rate derivative instruments outstanding at September 30, 2009 is $6,673.6 million. At September 30, 2009, the Company had a net derivative liability of $50.6 million related to these instruments which will settle through December 31, 2013.

A 1.0% increase in interest rates would have caused a $1.6 million increase in earnings and a $205.3 million increase in OCI at September 30, 2009 due to the revaluation of interest rate derivatives. The sensitivity has been calculated assuming a parallel 1.0% increase in interest rates across the yield curve.

5.  POST-EMPLOYMENT BENEFITS

The Company has three basic pension plans, which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and GD&S pension plans provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides Company funded defined benefit pension benefits for United States-based employees. The Company has four supplemental pension plans which provide pension benefits in excess of the basic plans for certain employees. The Company also provides OPEB for qualifying retired employees. Costs related to the period are presented below.

34	INTERIM FINANCIAL STATEMENTS

NET PENSION PLAN AND OPEB COSTS

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2009	2008	2009	2008
Benefits earned during the period	14.8	18.5	45.4	44.3
Interest cost on projected benefit obligations	20.0	17.9	60.6	53.5
Expected return on plan assets	(19.7)	(23.2)	(59.7)	(69.0)
Amortization of unrecognized amounts	5.6	1.6	16.7	4.7
Amount charged to Enbridge Energy Partners, L.P.	(5.7)	(2.6)	(18.2)	(7.5)
Pension and OPEB Costs	15.0	12.2	44.8	26.0

The table reflects the pension and OPEB cost for all the Company’s benefit plans on an accrual basis. Prior to a change in accounting policy on January 1, 2009, the GD&S plans were accounted for on a cash basis. For costs related to the GD&S pension and OPEB plans, offsetting long-term regulatory assets and liabilities have also been recorded at September 30, 2009.

6.  COMMITMENTS AND CONTINGENCIES

Commitments

The Company has signed contracts for the purchase of services, pipe and other materials totalling $1,260.4 million.

ENBRIDGE GAS DISTRIBUTION INC.

Bloor Street Incident

The Company was charged under both the Ontario Technical Standards and Safety Act (TSSA) and the Ontario Occupational Health and Safety Act (OHSA) in connection with an explosion that occurred on Bloor Street West in Toronto in April 2003. In October 2007, all of the TSSA and OHSA charges laid against the Company were dismissed by the Ontario Court of Justice. The decision has been appealed by the Crown to the Ontario Superior Court of Justice. The appeal is scheduled to be heard by the Court during November 2009. The Company does not believe any fines that may be levied will have a material financial impact on the Company.

The Company has also been named as a defendant in a number of civil actions related to the explosion. All significant civil actions have been settled without any material financial impact on the Company. A Coroner’s Inquest in connection with the explosion is also possible.

GST Overpayment

In December 2007, Enbridge Gas Distribution (EGD) discovered that it had remitted excess GST to the Canada Revenue Agency (CRA). In respect of certain months within the 2003 to 2005 calendar year periods, the amount of such overpayment was approximately $40 million and was included in accounts receivable. In April 2009, the Company received the requested refund of GST overpayments, including interest, from the CRA.

OTHER TAX MATTERS

Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company’s view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

OTHER LITIGATION

The Company and its subsidiaries are subject to various other legal and regulatory actions and proceedings which arise in the normal course of business, including interventions in regulatory proceedings and challenges to regulatory approvals and permits by special interest groups. While the final outcome of such actions and proceedings cannot be

ENBRIDGE INC. THIRD QUARTER REPORT 2009	35

predicted with certainty, Management believes that the resolution of such actions and proceedings will not have a material impact on the Company’s consolidated financial position or results of operations.

7. RELATED PARTY TRANSACTIONS

On July 20, 2009, the Company committed to fund 66.67% of the cost to construct the United States segment of the Alberta Clipper Project (Alberta Clipper US). The total cost of the United States segment, which is expected to be in service in mid-2010, is estimated at US$1,200 million, with total expenditures to date of US$500 million. The investment in Enbridge Energy, Limited Partnership, which is constructing Alberta Clipper US, is included in Long-Term Investments and earnings from the investment are included in Income from Equity Investments.

On May 1, 2009, the Company sold a section of the Spearhead Pipeline to its affiliate, Enbridge Energy Partners, L.P. (EEP), an equity investee, for proceeds of US$75 million. This related party transaction has been recorded at the exchange amount which was equal to the carrying amount.

On February 20, 2009, as part of its Southern Lights Project, the Company transferred the United States section of a newly constructed light sour pipeline to EEP in exchange for a pipeline referred to as Line 13. This non-monetary transaction has been recorded at the carrying amount and did not have an impact on the consolidated financial statements.

8.  SUBSEQUENT EVENTS

In October 2009, the Company entered into an agreement with First Solar Inc. (First Solar) to develop a 20-megawatt solar energy project near Sarnia, Ontario, which First Solar will construct. The development cost of the project, dependent on First Solar meeting certain requirements, is estimated to be $100 million. The project is expected to be completed by the end of 2009.

Sponsored Investments includes the Company’s 41.9% voting interest in Enbridge Income Fund (EIF). On November 2, 2009, EIF announced that Enbridge, as its administrator, recommended to its Board of Trustees a restructuring of EIF to take effect prior to the January 1, 2011 implementation of tax legislation impacting specified investment flow-through entities (SIFTs). The proposed restructuring would involve an exchange by public unitholders of their trust units, which collectively represent a 28% economic interest in EIF, for shares of a taxable Canadian corporation to be called Enbridge Income Fund Holdings Inc., plus a small amount of cash. The Company will maintain its overall 72% economic interest in EIF. EIF would cease to be a SIFT and would not be subject to the SIFT tax under the proposed restructuring; however, the Company would continue to be subject to corporate income tax on taxable income received from EIF. A committee of independent Trustees of EIF, assisted by independent legal and financial advisors, has been established to review the administrator’s recommendation in light of potential alternatives and provide its recommendations to public unitholders. The recommended restructuring would be subject to approval by unitholders at the EIF annual meeting in May 2010.

9. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

36	INTERIM FINANCIAL STATEMENTS

EARNINGS AND COMPREHENSIVE INCOME

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
Earnings under Canadian GAAP Applicable to Common Shareholders	303.8	148.4	1,254.9	1,057.4
Earnings under Canadian GAAP	305.5	150.1	1,260.0	1,062.5
Inventory valuation adjustment, net of tax[3]	10.1	–	(8.9)	–
Earnings applicable to non-controlling interests[1]	33.1	95.2	176.9	227.2
Earnings under U.S. GAAP	348.7	245.3	1,428.0	1,289.7
Other comprehensive income/(loss) under Canadian GAAP	(333.1)	34.7	(544.9)	52.8
Underfunded pension adjustment, net of tax[4]	(0.1)	0.3	(26.6)	0.4
Comprehensive income applicable to non-controlling interests[1]	(66.4)	225.1	(150.3)	77.0
Comprehensive income under U.S. GAAP	(50.9)	505.4	706.2	1,419.9
Comprehensive income under U.S. GAAP attributable to non-controlling interests[1]	33.3	(320.3)	(26.6)	(304.2)
Comprehensive income under U.S. GAAP attributable to Enbridge Inc.[1]	(17.6)	185.1	679.6	1,115.7
Earnings per Common Share under U.S. GAAP	0.87	0.42	3.44	2.96
Diluted Earnings per Common Share under U.S. GAAP	0.86	0.41	3.42	2.93

ENBRIDGE INC. THIRD QUARTER REPORT 2009	37

FINANCIAL POSITION

	September 30, 2009		December 31, 2008
(millions of Canadian dollars)	Canada	U.S.	Canada	U.S.
Assets
Current Assets
Cash and cash equivalents[2,5]	404.6	615.3	541.7	961.0
Accounts receivable and other[2,5]	1,559.1	2,085.7	2,322.5	3,174.8
Inventory[2,3,5]	796.6	869.4	844.7	911.3
Assets held for sale[6]	–	162.3	–	–
	2,760.3	3,732.7	3,708.9	5,047.1
Property, plant and equipment, net[2,5]	18,086.4	25,809.5	16,156.9	24,505.3
Long-term investments[2,5]	2,205.8	50.7	2,491.8	412.2
Deferred amounts and other assets[2,4,5,7]	2,687.1	2,389.5	1,318.4	2,079.5
Intangible assets[5]	467.6	557.8	458.0	566.6
Goodwill[5]	380.0	735.3	389.2	807.7
Future income taxes	119.6	142.0	178.2	178.2
	26,706.8	33,417.5	24,701.4	33,596.6
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	353.8	353.8	874.6	874.6
Accounts payable and other[2,5]	2,137.3	2,643.3	2,411.5	3,202.7
Interest payable[5]	121.9	204.1	101.9	143.6
Current maturities of long-term debt	550.7	583.9	533.8	533.8
Current portion of non-recourse debt[2,5]	188.0	206.7	184.7	706.0
	3,351.7	3,991.8	4,106.5	5,460.7
Long-term debt[7]	10,831.5	15,030.6	10,154.9	10,256.9
Non-recourse long-term debt[2,5]	1,349.5	1,036.5	1,474.0	5,447.5
Other long-term liabilities[2,4,5]	1,285.5	1,440.3	259.0	398.6
Future income taxes[2,3,4]	2,096.5	2,023.2	1,290.8	2,014.2
Non-controlling interests[1,5]	722.1	–	797.4	–
	19,636.8	23,522.4	18,082.6	23,577.9
Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0	125.0	125.0
Common shares	3,322.8	3,322.8	3,194.0	3,194.0
Contributed surplus	53.4	–	37.9	–
Retained earnings[3]	4,235.2	4,193.4	3,383.4	3,350.5
Additional paid in capital	–	97.3	–	81.7
Accumulated other comprehensive income/(loss)[4]	(512.1)	(643.6)	32.8	(72.0)
Reciprocal shareholding	(154.3)	(154.3)	(154.3)	(154.3)
	7,070.0	6,940.6	6,618.8	6,524.9
Total Enbridge Inc. Liabilities and Shareholders’ Equity	26,706.8	30,463.0	24,701.4	30,102.8
Non-Controlling Interests[1,5]	–	2,954.5	–	3,493.8
	26,706.8	33,417.5	24,701.4	33,596.6

38	INTERIM FINANCIAL STATEMENTS

1.	Accounting for Non-Controlling Interests
On December 4, 2007, the FASB issued a statement related to the classification of non-controlling interests in Consolidated Financial Statements. The Statement requires that non-controlling interests in subsidiaries is reported as equity on the Statement of Financial Position and requires that Comprehensive income attributable to non-controlling interests is disclosed. The standard impacts presentation only and does not impact the recognition or measurement of amounts related to non-controlling interests. The Company adopted this standard on January 1, 2009.
Included in Comprehensive Income for the three months ended September 30, 2009 are earnings of $33.1 million (2008 – $95.2 million), a decrease in currency translation adjustment of $35.9 million (2008 – $14.2 million increase) and an after-tax change in unrealized loss on net investment hedges of $4.5 million (2008 – $20.2 million unrealized gain) attributable to non-controlling interests.
Included in Comprehensive Income for the nine months ended September 30, 2009 are earnings of $176.9 million (2008 – $227.2 million), a decrease in currency translation adjustment of $60.6 million (2008 – $24.7 million increase) and an after-tax change in unrealized loss on net investment hedges of $6.7 million (2008 – $2.4 million unrealized gain) attributable to non-controlling interests.
2.	Accounting for Joint Ventures
U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.
3.	Commodity Inventories Valuation
For Canadian GAAP commodity inventories are recorded at fair value. U.S. GAAP requires that commodity inventories be recorded at the lower of cost or market. For the nine months ended September 30, 2009, lower of cost or market adjustments resulted in a $14.7 million decrease to inventory, a $5.8 million decrease to the future income tax liability and a $8.9 million decrease to earnings. For the three months ended September 30, 2009, lower of cost of market adjustments resulted in a $10.1 million increase to earnings.
4.	Pension Funding Status
U.S. GAAP requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. Pension funding status adjustments resulted in an increase in the net liability of $199.0 million (December 31, 2008 – $158.7 million) for the underfunded status of the plans, a decrease in future tax liability of $67.5 million (December 31, 2008 – $53.8 million) and an increase in accumulated other comprehensive loss of $131.5 million (December 31, 2008 – $104.9 million).
The Company estimates that approximately $3.6 million related to pension and OPEB plans at September 30, 2009 will be reclassified into earnings during the next 12 months.
5.	Consolidation of a Limited Partnership
Under U.S. GAAP the Company is deemed to have control of Enbridge Energy Partners (EEP) and therefore consolidates its 27.0% interest in the partnership, resulting in an increase to both assets and liabilities of $7,033.5 million (December 31, 2008 – $8,248.2 million) and no recognition or measurement changes to equity or earnings.
6.	Assets held for Sale
In September 2009, EEP initiated a process to sell certain non-core natural gas pipeline assets located predominantly outside of Texas. The natural gas pipeline assets are primarily intrastate and interstate natural gas transmission systems and related facilities, which serve offshore markets along the Southeastern United States and the Gulf Coast. The natural gas pipeline assets include approximately 1,947 kilometers (1,210 miles) of pipeline with diameters ranging from 2 to 30 inches. The areas in which the natural gas pipeline assets operate are not strategic to the ongoing central operations of our core Natural Gas segment assets.
7.	Future Income Taxes
Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. At December 31, 2008, a deferred tax liability of $803.3 million is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Effective January 1, 2009, regulated companies following the taxes payable method are required to record this additional tax liability under Canadian GAAP.

ENBRIDGE INC. THIRD QUARTER REPORT 2009	39